Filed pursuant to Rule 424(b)(4)

Registration No. 333-197610

PROSPECTUS

DALA PETROLEUM CORP.

(formerly known as Westcott Products Corp.)

1,973,333 SHARES

COMMON STOCK

This prospectus relates to the sale of up to 1,973,333 shares of common stock, par value $0.001 per share (the “Common Stock”), of Dala Petroleum Corp., formerly known as Westcott Products Corporation, a Delaware corporation (“Westcott” or the “Company”), by the Selling Shareholders listed herein consisting of 68.2% of the 2,892,858 shares of common stock issuable upon the conversion of the Series A 6% Convertible Preferred Stock of the Company.

The shares offered by this prospectus may be sold from time to time by the selling shareholders at prevailing market prices or prices negotiated at the time of sale. See “Plan of Distribution” and “Selling Security Holders.” The shares offered by this prospectus were issued or are issuable upon conversion or exercise of securities issued to the selling stockholder in transactions exempt from registration under the Securities Act of 1933, or the Securities Act.

We will not receive any cash proceeds from the sale of shares by the selling shareholders, but to the extent that the warrants are exercised in whole or in part for cash, we will receive payment for the exercise price. We will pay the expenses of registering the shares.

Our common stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “WSPD”. The closing price of our common stock on the OTCBB on August 28, 2014, was $1.30 per share.

These securities involve a high degree of risk.  See the caption "Risk Factors" beginning on page 3 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with different information from that contained in this prospectus.   The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.  This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful.  Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

The Date of This Prospectus Is:  September 15, 2014

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.  All references in this Prospectus to Shares are as of August 29, 2014, unless otherwise specified.  Prospective investors should carefully consider the information set forth under the heading “Risk Factors” and are urged to read this prospectus in its entirety.

Company Overview

Dala Petroleum Corp. was incorporated as “Light Tech, Inc.” under the laws of the State of Nevada on May 24, 1984. A subsidiary in the name “Westcott Products Corporation” was organized by us under the laws of the State of Delaware on June 24, 1986, for the purpose of changing our name and domicile to the State of Delaware. On June 27, 1986, we merged with the Delaware subsidiary, with the survivor being Westcott Products Corporation, a Delaware corporation.  All of our prior operations were conducted through Lee Building Products and T. A. Kilgore & Company, (“Kilgore”), which owned and operated a home center in League City, Texas, about 30 miles southeast of downtown Houston, Texas. During 1990, we ceased all operations, and the secured lenders took possession of all of its assets.

On March 11, 2000, our Board of Directors began the process of re-entering the development stage with the appointment of new officers and directors, and began the process of seeking the acquisition of new business opportunities. These efforts resulted in the completion of the acquisition of Dala Petroleum Corp., a Nevada Corporation (“Dala”), a transaction that is more specifically described below.

On June 2, 2014, Westcott Products Corp., a Delaware corporation (“Westcott”), its newly formed and wholly-owned subsidiary, Dala Acquisition Corp., a Nevada corporation (“Merger Subsidiary”), and Dala Petroleum Corp., a Nevada corporation (“Dala”), executed and delivered an Agreement and Plan of Merger (the “Merger Agreement”) and all required or necessary documentation to complete the merger (collectively, the “Transaction Documents”), whereby Merger Subsidiary merged with and into Dala, and Dala was the surviving company under the merger and became a wholly-owned subsidiary of Westcott on the closing of the merger (the “Merger”).  Effective June 2, 2014, the respective Boards of Directors of Westcott and Dala, along with Westcott, as the sole stockholder of Merger Subsidiary, and Dala’s sole stockholder Chisholm Partners II, LLC, a Louisiana limited liability company (“Chisholm II”) owning 100% of the outstanding voting securities of Dala approved the Merger by written consent, and the Articles of Merger were filed with the Secretary of State of the State of Nevada on such date, which was the effective date of the Merger.  Accordingly, Westcott issued 10,000,000 shares of its common stock in exchange for all of the outstanding shares of common stock of Dala, to Dala Petroleum’s sole shareholder. Following the receipt of the 10,000,000 shares, Chisholm II’s managing director approved the transfer of all of the shares to its members (or its members’ designees) on a pro rata basis. The transfer of shares to the members of Chisholm II occurred on June 8, 2014.  Dala had no other outstanding stock options, warrants, preferred stock or securities on the closing of the Merger.  Following the Merger, as of August 29, 2014, there are now 12,500,000 outstanding shares of Westcott common stock.

Several conditions precedent as set forth in the Merger Agreement were completed prior to the Merger. One critical condition precedent set forth in the Merger Agreement is that Westcott would raise no less than $2,000,000 (the minimum Offering) from persons who are “accredited investors” in consideration of the issuance (or the conversion) of a minimum of 2,000 shares up to a maximum of 2,500 shares of its Series A 6% Convertible Preferred Stock at the offering price of $1,000 per Unit. Upon the closing of the Offering, the Company sold 2,025 Units in the Offering, raising $2,025,000. Each Unit sold consists of one share of Series A 6% Convertible Preferred Stock that is convertible at any time at the option of the Holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested (subject to adjustment as set forth in the Company’s Series A 6% Convertible Preferred Stock Certificate of Designation that was filed on May 30, 2014) and 1,429 warrants to purchase common shares of the Company at an exercise price of $1.35 within three years of the “Effective Date” as defined in the Stock Purchase Agreement for the Offering. The Effective Date is defined as the earliest date of the following to occur: (a) the initial registration statement required by the Offering Documents has been declared effective by the Commission, (b) all of the underlying shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions or (c) following the one year anniversary of the Closing Date provided that a holder of underlying shares is not an Affiliate of the Company, all of the underlying shares may be sold pursuant to an exemption from registration under Section 4(1) of the Securities Act without volume or manner-of-sale restrictions and Company counsel has delivered to such holders a standing written unqualified opinion that re-sales may then be made by such holders of the underlying shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

On August 29, the Company filed a Certificate of Amendment of Certificate of Incorporation with the State of Delaware changing the name of the Company to “Dala Petroleum Corp.,” as approved by a majority of the common shareholders and 67% of the preferred shareholders.

The Business

Dala has the rights to engage in oil exploration and development on approximately 300 leases in north central Kansas, with total acreage of approximately 80,000 acres (the “Property”). Dala will operate as an early-stage oil exploration company focused on the Property, which has oil potential at depths of less than 6,000 feet. The cost of the approximately 300 lease assets was $1,898,946.

Dala was assigned the rights to explore the Property from Chisholm Partners II, LLC, an exploration and production company focused on the acquisition of Kansas oil leasehold interests and exploration and development and Dala’s sole shareholder prior to the Merger into the Company. Through a Service Agreement with Chisholm II, we are using Chisholm II’s existing technical exploration team to further explore and develop the property.

Dala’s operations are focused on shallow oil opportunities. Dala has a ready-to-drill inventory of seismically defined (2-D and 3-D) prospects in and around existing production in central, southern and northwest Kansas.  In addition, Dala has leases to approximately 80,000 net acres along a productive trend of fields in central Kansas, which will be explored via conventional seismic evaluation and vertical drilling. Dala has access to a full team of experienced (major oil company trained) technical and land personnel, through its existing Service Agreement with Chisholm II, in order to support its operations.  Its founders and management have a track record of creating shareholder value through early stage oil and gas ventures.

In partnership with Chisholm II, an exploration and production company focused on the acquisition of Kansas oil leasehold interests and exploration and development and Dala’s sole shareholder prior to the Merger and the closing of the Offering, Dala has an inventory of drill-ready oil prospects.  Most of the prospects are supported by modern seismic data and are a combination of field extensions, step out locations and offsets to existing production. The initial eight prospects are expected to be drilled and tested over the next 12 months.  Another eight plus prospects are currently being developed by Dala and Chisholm II. To date, two wells have been drilled on these prospects. The first well had no production and drilling on the second well started on July 22, 2014 also had no production.  Together, the companies will continue to acquire new leases and seismic data in support of their ongoing programs.  This prospect development is being conducted by two teams of geologists and geophysicists in Denver, CO.  One team focuses on western Kansas, where they have 10 years of experience and a successful track record; and the second team focuses on a high potential exploration area where Dala’s 80,000 acres are located.  This team has already generated two field offset prospects for Dala, using high resolution 2-D seismic data.

Dala is establishing a substantial land position over a shallow, conventional oil play in north central Kansas.  The "Play" or exploration concept is located across a four county area and is geographically defined by the boundaries of the productive North American Rift System.  The land position is concentrated over a lightly explored portion of the Rift, bordered immediately on the south by productive rift-related oil fields, and to the north by significant new discoveries in southeast Nebraska, where per well productive rates have recently been reported.  This Play concept was developed by a team of highly experienced international geologists, geophysicists and land experts, who applied regional geologic theory, proprietary geophysical databases and high resolution seismic.  Based on adjacent productive analogies, the expected field target size in this exploration area is from 1-17 million barrels of recoverable oil, with individual per well rates estimated to be from 200-800 barrels of oil per day, depending upon the reservoir.

In addition to the Play, Dala has begun an eight well drilling program with working interests ranging between 12.5%-25% in order to provide operating cash flows while further validating the thesis of the 80,000 acres.  This additional Kansas non-operated opportunity is provided under the Chisholm II agreement in support of unlocking the value of the separate 80,000 acres.  If successful, this initiative will provide operating capital and data critical to unlocking the potential value of the 80,000 acres.

Our principal offices are located at 112 Loraine South, Suite 266, Midland, Texas 79701.  Our telephone number is (432)242-4965.  Our year-end is September 30.

Except as otherwise indicated, as used throughout the remainder of this prospectus, references to “Company,” “Westcott,” “we,” “us,” or “our” refer to “we”, “us” and “our” refer to Dala Petroleum Corp., formerly known as Westcott Products Corporation, a Delaware corporation, from and after June 2, 2014, and Dala Petroleum Corp., a Nevada corporation, prior to June 2, 2014 since its inception on January 17, 2014.

THE OFFERING

Securities Offered By Us	None.

Issued and Outstanding Shares of Common Stock	12,500,000

Issued and Outstanding Shares of Series A 6% Convertible Preferred Stock	2,025

Securities Being Registered That May Be Sold By Our Stockholders	1,973,333 shares of our common stock (issuable upon conversion of 68.2% of the Series A 6% Convertible Preferred Stock).

Issued and Outstanding Shares of Common Stock After the Offering

19,153,574 (assuming all Series A 6% Convertible Preferred Stock is converted, all warrants are exercised, and all dividends under the Series A 6% Convertible Preferred Stock are paid in cash for five years).

Use of proceeds

We will not receive any money from the selling stockholders when it sells shares of our common stock. However, we will receive proceeds upon the cash exercise of the warrants, the underlying shares of which are registered in this prospectus.

Offering Price	Market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.

Transfer Agent	American Registrar & Transfer Co., 342 East 900 South, Salt Lake City, Utah 84110

We have agreed to pay all costs and expenses relating to the registration of our common stock.  The selling stockholders will only be responsible for any commissions, taxes, attorney's fees and other charges relating to the offer or sale of these securities.  The selling stockholders may sell their common stock through one or more broker/dealers, and these broker/dealers may receive customary compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders as they shall agree.

RISK FACTORS

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.  All references in this Prospectus to Shares are as of August 29, 2014, unless otherwise specified.  Prospective investors should carefully consider the information set forth under the heading “Risk Factors.”

RISKS RELATED TO OUR OPERATIONS

Oil and Gas Price Fluctuations in the Market May Adversely Affect the Results of Our Operations.

Our profitability, cash flows and the carrying value of our oil and natural gas properties are highly dependent upon the market prices of oil and natural gas. Substantially all of our sales of oil and natural gas, if any, are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts.  Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment.

Historically, the oil and natural gas markets have proven cyclical and volatile as a result of factors that are beyond our control.  Any additional declines in oil and natural gas prices or any other unfavorable market conditions could have a material adverse effect on our financial condition.

Actual Quantities of Recoverable Oil and Gas Reserves and Future Cash Flows from those Reserves Most Likely Will Vary from Our Estimates.

Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

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the quality and quantity of available data;

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the interpretation of that data;

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the accuracy of various mandated economic assumptions; and

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the judgment of the persons preparing the estimate.

Estimates of proved reserves prepared by others might differ materially from our estimates.  Actual quantities of recoverable oil and gas reserves, future production, oil and gas prices, revenues, taxes, development expenditures and operating expenses most likely will vary from our estimates.  Any significant variance could materially affect the quantities and net present value of our reserves.  In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing oil and gas prices. Our reserves also may be susceptible to drainage by operators on adjacent properties.

Our Operations Will Require Significant Expenditures of Capital that May Not be Recovered.

We will require significant expenditures of capital in order to locate and develop producing properties and to drill exploratory and exploitation wells.  In conducting exploration, exploitation and development activities from a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, exploitation, development and production activities to be unsuccessful, potentially resulting in abandonment of the well.  This could result in a total loss of our investment.  In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

Compliance with, or Breach of, Environmental Laws Can be Costly and Could Limit Our Operations.

Our operations will be subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.  Any properties we might own for the exploration and production of oil and gas and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws.  Under such laws, we could be required to remove or remediate previously released wastes or property contamination.  Laws and regulations protecting the environment have generally become more stringent and may, in some cases, impose “strict liability” for environmental damage.  Strict liability means that we may be held liable for damage without regard to whether we were negligent or otherwise at fault.  Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.  Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

Although we believe that our operations are in substantial compliance with existing requirements of governmental bodies, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Our current permits and authorizations and ability to get future permits and authorizations may be susceptible on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations.

We are Subject to Changing Laws and Regulations and Other Governmental Actions that Can Significantly and Adversely Affect Our Business.

Federal, state, local, territorial and foreign laws and regulations relating to tax increases and retroactive tax claims, disallowance of tax credits and deductions, expropriation or nationalization of property, mandatory government participation, cancellation or amendment of contract rights, and changes in import and export regulations, limitations on access to exploration and development opportunities, as well as other political developments may affect our operations.

Because Of The Speculative Nature Of Oil And Gas Exploration, There Is Risk That We Will Not Find Commercially Exploitable Oil And Gas And That Our Business Will Fail.

The search for commercial quantities of oil and natural gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of oil and/or gas.  The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas.  Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan, and as a result, any investment in us may become worthless.

We May Not Produce Any Oil or Gas.

We are an exploratory company and although the Property has been thoroughly explored and tested, we may not actually discover or produce any oil or gas.

The Oil and Gas we Produce May Not be Readily Marketable at the Time of Production.

Crude oil, natural gas, condensate and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries.  The availability of ready markets for oil and gas that we might discover and the prices obtained for such oil and gas depend on many factors beyond our control, including:

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the extent of local production and imports of oil and gas,

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the proximity and capacity of pipelines and other transportation facilities,

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fluctuating demand for oil and gas,

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the marketing of competitive fuels, and

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the effects of governmental regulation of oil and gas production and sales.

Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site.  Pipeline facilities do not exist in certain areas of exploration and, therefore, we intend on utilizing trucks to transport any oil that is discovered.

The Price Of Oil And Natural Gas Has Historically Been Volatile.  If It Were To Decrease Substantially, Our Projections, Budgets And Revenues Would Be Adversely Affected, Potentially Forcing Us To Make Changes In Our Operations.

Our future financial condition, results of operations and the carrying value of any oil and natural gas interests we acquire will depend primarily upon the prices paid for oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

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the level of consumer demand for oil and natural gas;

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the domestic and foreign supply of oil and natural gas;

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the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to agree to and maintain oil price and production controls;

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the price of foreign oil and natural gas;

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domestic governmental regulations and taxes;

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the price and availability of alternative fuel sources;

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weather conditions;

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market uncertainty due to political conditions in oil and natural gas producing regions, including the Middle East; and

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worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices affect our revenues, and could reduce the amount of oil and natural gas that we can produce economically.  Accordingly, such declines could have a material adverse effect on our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value, or become worthless.

Because Of The Inherent Dangers Involved In Oil And Gas Operations, There Is A Risk That We May Incur Liability Or Damages As We Conduct Our Business Operations, Which Could Force Us To Expend A Substantial Amount Of Money In Connection With Litigation and/or A Settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. We currently have no insurance to cover such losses and liabilities, and even if insurance is obtained, there can be no assurance that it will be adequate to cover any losses or liabilities. We cannot predict the availability of insurance or the availability of insurance at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

We May Encounter Operating Hazards that May Result in Substantial Losses.

We will be subject to operating hazards normally associated with the exploration and production of oil and gas, including hurricanes, blowouts, explosions, oil spills, cratering, pollution, earthquakes, labor disruptions and fires.  The occurrence of any such operating hazards could result in substantial losses to us due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties.  We maintain insurance coverage limiting financial loss resulting from certain of these operating hazards.  We do not maintain full insurance coverage for all matters that may adversely affect our operations, including war, terrorism, nuclear reactions, government fines, treatment of waste, blowout expenses, wind damage and business interruptions.  Losses and liabilities arising from uninsured or underinsured events could reduce our revenues or increase our costs. There can be no assurance that any insurance will be adequate to cover losses or liabilities associated with operational hazards.  We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

We Face Strong Competition From Larger Oil and Gas Companies, which Could Result in Adverse Effects on Our Business.

The exploration and production business is highly competitive.  Many of our competitors have substantially larger financial resources, staffs and facilities.  Our competitors in the United States include numerous major oil and gas exploration and production companies. Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors.  Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.  Actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas, but are manufactured from renewable resources.

Our Estimates Of The Volume Of Reserves Could Have Flaws, Or Such Reserves Could Turn Out Not To Be Commercially Extractable. As A Result, Our Future Revenues And Projections Could Be Incorrect.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the estimates.  Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. If these estimates of quantities, prices and costs prove inaccurate, we may be unsuccessful in expanding our oil and gas reserves base with our acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our reserves and estimates in general, we can provide no assurance that reductions to our estimated proved oil and gas reserves and estimated future net revenues will not be required in the future, and/or that our estimated reserves will be present and/or commercially extractable. If our reserve estimates are incorrect, the value of our common stock could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

Our Business Will Suffer If We Cannot Obtain Or Maintain Necessary Licenses.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors.  Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

Our Operations are Subject to Various Litigation that Could Have an Adverse Effect on Our Business.

From time to time we may become a defendant in various litigation matters.  The nature of our operations exposes us to further possible litigation claims in the future.  There is risk that any matter in litigation could be adversely decided against us regardless of our belief, opinion and position, which could have a material adverse effect on our financial condition and results of operations.  Litigation is highly costly and the costs associated with defending litigation could also have a material adverse effect on our financial condition.

We May be Affected by Global Climate Change or by Legal, Regulatory, or Market Responses to Such Change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns.  Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, could impact the availability or increase the cost to produce our products.  Additionally, the sale of our products can be impacted by weather conditions.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting the greenhouse gas emissions.  For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers in the territories we operate.  Laws enacted that directly or indirectly affect our oil and gas production could impact our business and financial results.

If Oil Or Natural Gas Prices Decrease Or Drilling Efforts Are Unsuccessful, We May Be Required To Record Writedowns Of Our Oil And Natural Gas Properties.

We could be required to write down the carrying value of certain of our oil and natural gas properties.  Writedowns may occur when oil and natural gas prices are low, or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs, deterioration in drilling results or mechanical problems with wells where the cost to redrill or repair is not supported by the expected economics.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. Impairment is recognized for the excess of book value over fair value when the book value of a proved property is greater than the expected undiscounted future net cash flows from that property and on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and natural gas prices at the time of the impairment review, or as a result of continuing evaluation of drilling results, production data, economics, divestiture activity, and other factors. While an impairment charge reflects our long-term ability to recover an investment, reduces our reported earnings and increases our leverage ratios, it does not impact cash or cash flow from operating activities.

Our Future Success Depends On Our Ability To Replace Reserves That Are Produced.

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as our reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost.

We may acquire significant amounts of unproved property to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire both proved and producing properties as well as undeveloped acreage that we believe will enhance growth potential and increase our earnings over time. However, we cannot assure you that all of these properties will contain economically viable reserves or that we will not abandon our initial investments.  Additionally, we cannot assure you that unproved reserves or undeveloped acreage that we acquire will be profitably developed, that new wells drilled on our properties will be productive or that we will recover all or any portion of our investments in our properties and reserves.

Our Lack Of Industry And Geographical Diversification May Increase The Risk Of An Investment In Our Company.

Our business focus is on the oil and natural gas industry in a limited number of properties that are primarily in the areas of the Williston Basin located in Montana and North Dakota.  While other companies may have the ability to manage their risk by diversification, the narrow focus of our business, in terms of both the industry focus and geographic scope of our business, means that we will likely be impacted more acutely by factors affecting our industry or the region in which we operate than we would if our business were more diversified.  As a result of the narrow industry focus of our business, we may be disproportionately exposed to the effects of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, weather events or interruption of the processing or transportation of oil or natural gas. Additionally, we may be exposed to further risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in all of our wells within the Williston Basin.  We do not currently intend to broaden either the nature or geographic scope of our business.

Our Business Depends On Oil And Natural Gas Transportation And Processing Facilities And Other Assets That Are Owned By Third Parties.

The marketability of our oil and natural gas depends in part on the availability, proximity and capacity of pipeline systems, processing facilities, oil trucking fleets and rail transportation assets owned by third parties.  The lack of available capacity on these systems and facilities, whether as a result of proration, physical damage, scheduled maintenance or other reasons, could result in the shut-in of producing wells or the delay or discontinuance of development plans for our properties.  The curtailments arising from these and similar circumstances may last from a few days to several months.  In many cases, operators are provided only with limited, if any, notice as to when these circumstances will arise and their duration.  In addition, many of our wells are drilled in locations in the Williston Basin that are serviced only to a limited extent, if at all, by gathering and transportation pipelines, which may or may not have sufficient capacity to transport production from all of the wells in the area.  As a result, we rely on third party oil trucking to transport a significant portion of our production to third party transportation pipelines, rail loading facilities and other market access points.  Any significant curtailment in gathering system or pipeline capacity, or the unavailability of sufficient third party trucking or rail capacity, could adversely affect our business, results of operations and financial condition.

Our Undeveloped Leasehold Acreage Is Subject To Leases That Will Expire Over The Next Several Years Unless Production Is Established Or Operations Are Commenced On Units Containing The Acreage Or The Leases Are Extended.

None of our acreage is currently held by production or held by operations.  Unless production in paying quantities is established or operations are commenced on units containing these leases during their terms, the leases will expire. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. Drilling plans for these areas are generally in the discretion of third party operators and are subject to change based on various factors that are beyond our control, such as: the availability and cost of capital, equipment, services and personnel; seasonal conditions; regulatory and third party approvals; oil and natural gas prices; results of title work; gathering system and other transportation constraints; drilling costs and results; and production costs.

The Loss Of Any Member Of Our Management Team, Upon Whose Knowledge, Relationships With Industry Participants, Leadership And Technical Expertise We Rely Could Diminish Our Ability To Conduct Our Operations, And Harm Our Ability To Execute Our Business Plan.

Our success depends heavily upon the continued contributions of those members of our management team whose knowledge, relationships with industry participants, leadership and technical expertise would be difficult to replace.  In particular, our ability to successfully acquire additional properties, to increase our reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants.  In addition, our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment is dependent on our management team’s knowledge and expertise in the industry.  To continue to develop our business, we rely on our management team’s knowledge and expertise in the industry and will use our management team’s relationships with industry participants, specifically those of Mr. Gray our Chief Executive Officer, to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and natural gas companies.

Although most of the members of our management team have entered into employment agreements with us, they may terminate their employment with our company at any time.  If we were to lose members of our management team, we may not be able to replace the knowledge that they possess.  In addition, we may not be able to establish or maintain strategic relationships with industry participants.  If we were to lose the services of the members of our management team, our ability to conduct our operations and execute our business plan could be materially harmed.

Deficiencies Of Title To Our Leased Interests Could Significantly Affect Our Financial Condition.

We typically do not incur the expense of a title examination prior to acquiring oil and natural gas leases or undivided interests in oil and natural gas leases or other developed rights. If an examination of the title history of a property reveals that an oil or natural gas lease or other developed rights have been purchased in error from a person who is not the owner of the mineral interest desired, our interest would substantially decline in value or be eliminated. In such cases, the amount paid for such oil or natural gas lease or leases or other developed rights may be lost. It is generally our practice not to incur the expense of retaining lawyers to examine the title to the mineral interest to be acquired. Rather, we typically rely upon the judgment of oil and natural gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental or county clerk’s office before attempting to acquire a lease or other developed rights in a specific mineral interest.

Prior to drilling an oil or natural gas well, however, it is the normal practice in the oil and natural gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil or natural gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, such as obtaining affidavits of heirship or causing an estate to be administered. Such curative work entails expense, and the operator may elect to proceed with a well despite defects to the title identified in the preliminary title opinion. Our failure to obtain perfect title to our leaseholds may adversely affect our current production and reserves and our ability in the future to increase production and reserves.

RISKS RELATED TO OUR SECURITIES

Our Stock Price May be Volatile, which May Result in Losses to Our Shareholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies listed on the over-the-counter Bulletin Board quotation system in which shares of our common stock are listed, have been volatile in the past and have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including the following, some of which are beyond our control:

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variations in our operating results;

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changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

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changes in operating and stock price performance of other companies in our industry;

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additions or departures of key personnel; and

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future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Our Common Shares May Become Thinly Traded and You May be Unable to Sell at or Near Ask Prices, or at All.

We cannot predict the extent to which an active public market for trading our common stock will be sustained.

This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who generate or influence sales volume.  Even if we came to the attention of such persons, those persons tend to be risk-averse and may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for our common stock is particularly volatile given our status as a relatively small company, which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Because the SEC Imposes Additional Sales Practice Requirements on Brokers Who Deal in Shares of Penny Stocks, Some Brokers May be Unwilling to Trade Our Securities. This Means that You May have Difficulty Reselling Your Shares, which May Cause the Value of Your Investment to Decline.

Our shares are classified as penny stocks and are covered by Section 15(g) of the Exchange Act which imposes additional sales practice requirements on brokers-dealers who sell our securities. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement prior from you to making a sale on your behalf. Because of the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our common stock. This could prevent you from reselling your shares and may cause the value of your investment to decline.

Financial Industry Regulatory Authority (FINRA) Sales Practice Requirements May Limit Your Ability to Buy and Sell Our Common Stock, which Could Depress the Price of Our Shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

Volatility in Our Common Share Price May Subject Us to Securities Litigation.

The market for our common stock is characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

Our Business is Subject to Changing Regulations Related to Corporate Governance and Public Disclosure that have Increased Both Our Costs and the Risk of Noncompliance.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and FINRA, have issued requirements and regulations and continue to develop additional regulations and requirements in response to corporate scandals and laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities. Because new and modified laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

We Will Incur Increased Costs and Compliance Risks as a Result of Becoming a Public Company.

We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and FINRA.  We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Sales of Our Currently Issued and Outstanding Stock May Become Freely Tradable Pursuant to Rule 144 and May Dilute the Market for Your Shares and have a Depressive Effect on the Price of the Shares of Our Common Stock.

A majority of the outstanding shares of our common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 144”). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that one year following a company ceasing to be a “shell company” and filing Form 10 information with the SEC to that effect, a non-affiliate who has held restricted securities for a period of at least six months may sell their shares of common stock. Under Rule 144, affiliates who have held restricted securities for a period of at least six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTCQB). Pursuant to Rule 144, shareholders must wait at least one year from the date of our filing of a Form 8-K with requisite Form 10 information to avail themselves of Rule 144 unless we file a registration statement for the sale of such shares prior thereto. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. We may be unable to continue to operate without the threat of liquidation for the foreseeable future.

Our report from our independent registered public accounting firm issued in connection with the audited financial statements of our Company for the last fiscal period includes an explanatory paragraph expressing “substantial doubt about its ability to continue as a going concern,” because the Company is in the exploration stage and, accordingly, has not yet generated revenues from operations.  The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. Failure to obtain additional financing would have a material adverse effect on our business operations. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

No Established Market for Common Stock.

On June 14, 2007, our common stock was approved for trading on the OTC Bulletin Board of the NASD under the symbol “WSPD.” Since that time, there have been few trades and a limited volume of shares sold on the OTC Bulletin Board. There is currently no established trading market for such shares and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of our Company may be very volatile, and numerous factors beyond the control of our Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our Company’s common stock in any market that may develop. Sales of “restricted securities” under Rule 144 may also have an adverse effect on any market that may develop.

Risks of “Penny Stock”

Our Company’s common stock may be deemed to be “penny stock” as that term is defined in Section 240.3a511 of the Exchange Act. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQlisted stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g2 of the Securities and Exchange Commission require brokerdealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in our Company’s common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.”

Moreover, Rule 15g9 of the Securities and Exchange Commission requires brokerdealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the brokerdealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the brokerdealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our Company’s common stock to resell their shares to third parties or to otherwise dispose of them.

There has been no “established public market” for the Company’s common stock. On June 14, 2007, our Company obtained a trading symbol “WSPD” on the OTC Bulletin Board of the NASD. At such time as our Company completes a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in our common stock will most likely be conducted in the overthecounter market in the pink sheets, the OTCQB or the OTC Bulletin Board.

Our common stock is expected to be traded over the counter, which may deprive stockholders of the full value of their shares.

Our common stock is quoted via the OTC Bulletin Board. Accordingly, our common stock may have fewer market makers, lower trading volumes and larger spreads between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange or the NASDAQ Stock Market. These factors may result in higher price volatility and less market liquidity for the common stock.

Need for any Governmental Approval of Principal Products of Services.

We are subject to all governmental approval requirements for an oil and gas exploration company. The oil exploration industry is a highly-regulated industry, and the Company will need to obtain certain government approvals for its operations, including a license as an operator in the state of Kansas once the Company begins to operate the wells on the leases of the Property.

We May Not be Able to Effectively Manage Our Growth.

Our strategy envisions growing our business.  Any growth in or expansion of our business is likely to continue to place a strain on our management and administrative resources, infrastructure and systems.  As with other growing businesses, we expect that we will need to further refine and expand our business development capabilities, our systems and processes and our access to financing sources.  We also will need to hire, train, supervise and manage new employees.  These processes are time consuming and expensive, will increase management responsibilities and will divert management attention.  We cannot assure you that we will be able to:

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expand our products effectively or efficiently or in a timely manner;

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allocate our human resources optimally;

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meet our capital needs;

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identify and hire qualified employees or retain valued employees; or

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incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth and expansion effectively could harm our business and materially and adversely affect our operating results and financial condition.

We Will be Required to Attract and Retain Top Quality Talent to Compete in the Marketplace.

We believe our future growth and success will depend in part on our ability to attract and retain highly skilled managerial, operational, and finance personnel.  There can be no assurance of success in attracting and retaining such personnel.  Shortages in qualified personnel could limit our ability to drill for oil and continue the exploration of the Property.

We Will be Subject to Evolving and Expensive Corporate Governance Regulations and Requirements.  Our Failure to Adequately Adhere to These Requirements or the Failure or Circumvention of Our Controls and Procedures Could Seriously Harm our Business.

As a publicly traded company, we are subject to various federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002.  Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to our disclosure controls and procedures and our internal control over financial reporting.  Our internal controls and procedures may not be able to prevent errors or fraud in the future.  Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met.  A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements.  These statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words.  These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information.  When considering such forward-looking statements, you should keep in mind the risk factors noted in this section and other cautionary statements throughout this prospectus and any prospectus supplement.  You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.  If one or more risks identified in this prospectus, a prospectus supplement, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or intended.

USE OF PROCEEDS

We will not receive any part of the proceeds from sale of the common stock registered herein, including the common stock underlying the Series A 6% Convertible Preferred Stock and the shares registered by existing common stock shareholders. The selling stockholders may sell all or any part of its shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of our common stock at the time of negotiation.

DETERMINATION OF OFFERING PRICE AND DILUTION

Dilution is the difference between the price paid for the shares and our net tangible book value. The net tangible book value of the Company as of June 30, 2014, based upon the balance sheet in the Form 10-Q filed with the SEC on August 18, 2014 is approximately $(0.207) per share; the net tangible book value of the Company following the Offering was $2,564,754, or $0.177 per share; accordingly, investors in this Offering will suffer an immediate and substantial dilution of approximately $0.523 per share, or 75%, from the Offering Price of $0.70 per common share (on a fully-diluted basis assuming conversion of the Series A 6% Convertible Preferred shares being sold as Units in this Offering but not exercise of the warrants). The principal reason for the dilution is the difference in the price paid by Dala Petroleum for shares of the Company in the Merger (which is the value of the lease acquired by the Company in the Merger), or $0.1519 per share, when compared with the Offering Price of the Offering Shares, or $0.70 per share (on a fully-diluted basis assuming conversion of the Series A 6% Convertible Preferred shares being sold as Units in this Offering but not exercise of the warrants).  No value is or has been attributed to the Company as an “operating business” in making these computations, though management considered this and other factors is determining the Offering Price of the Offering Shares. Net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets and dividing the remainder by the number of shares of common stock outstanding. The offer and sale by the selling stockholders of shares issuable upon conversion of our Series A 6% Convertible Preferred Stock, or of those shares underlying the Warrant, will not affect the net tangible book value of our common stock, excluding computations taking into account the issuance of the shares underlying the Series A 6% Convertible Preferred Stock and/or the Warrant and any reduction in our outstanding debt in connection with the conversion of the Series A 6% Convertible Preferred Stock and the payment for the exercise of the Warrant.

We cannot assure you that any public market for our common stock will equal or exceed the sales prices of the shares of common stock that our stockholders sell.  Purchasers of our shares face the risk that their shares will not be worth what they paid for them.

SELLING SECURITY HOLDERS

On June 3, 2014, we closed a Securities Purchase Agreement by which thirteen accredited investors (collectively, the "Selling Stockholders" or the “Holders”) purchased:

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2,025 Units at a purchase price of $1,000 per Unit, each Unit consisting of:

(i)

one share of the Series A 6% Convertible Preferred Stock, convertible at any time at the option of the Holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested (subject to adjustment as set forth in the Series A 6% Convertible Preferred Stock Certificate of Designation) and

(ii)

1,429 Warrants to purchase common stock at an exercise price of $1.35 that expires three years from the Effective Date of this Registration Statement.

As of the closing date of these transactions and the filing date of this Registration Statement, none of the shares of the Series A 6% Convertible Preferred Stock had been converted in whole or in part and the Warrant had been exercised in full or in part.

The Series A 6% Convertible Preferred Stock bears interest at the rate of 6% per annum payable quarterly on January 1, April 1, July 1, and October 1, in cash from legally available funds or, at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock.  In the event that the Company elects to pay all or a portion of any interest payment in shares, the conversion rate for such interest payment shall be the lesser of the conversion price of the Series A 6% Convertible Preferred Stock or 90% of the average trading price of the Company’s common stock over the 20 preceding days.

Any dividends, whether paid in cash or shares of Common Stock, that are not paid within three Trading Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee that must be paid in cash at the rate of 18% per annum or a lesser rate permitted by applicable law which shall accrue daily from the date such interest is due through and including the date of actual payment in full.  At any time after the original issue date until the Series A 6% Convertible Preferred Stock is no longer outstanding, the Series A 6% Convertible Preferred Stock is convertible into shares of the Company’s common stock at the Holder’s election at a price of $0.70 per share (based on the purchase price of $1,000 per unit, which is equal to approximately 1,429 shares of Common Stock for each share of Series A 6% Convertible Preferred Stock), subject to adjustment as a result of stock dividends, stock splits and the like. The Company shall not effect any conversion of the Series A 6% Convertible Preferred Stock, and the Holder will not have the right to convert any portion thereof, to the extent that such conversion would result in the Holder owning more than 4.99% of the number of shares of common stock outstanding immediately after such conversion (the “Series A 6% Convertible Preferred Stock Beneficial Ownership Limitation”).  Upon no less than 61 days’ notice to the Company, the Holder may increase or decrease the Series A 6% Convertible Preferred Stock Beneficial Ownership Limitation, provided that it may in no event exceed 9.99%.

Upon the occurrence of any “Triggering Event” as defined in Section 10 of the Certificate of Designation of Preferences, Rights and Limitations of Series A 6% Convertible Preferred Stock including certain Company-related events and milestones to be reached involving the registration of the common shares underlying the Series A 6% Convertible Preferred Stock, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem the Preferred Stock then held by such Holder for a redemption price, in cash, equal to the sum of (a) the greater of (i) 130% of the Stated Value (of $1,000 per Unit, subject to adjustments as set forth in the Certificate of Designation) and (ii) the product of (y) the VWAP on the Trading Day immediately preceding the date of the Triggering Event and (z) the State Value divided by the then Conversion Price, (b) all accrued but unpaid dividends thereon and (c) all liquidated damages and other costs, expenses, or amounts due in respect of the Preferred Stock.  “Events of Default” include, but are not limited to, any default in the timely payment of principal or interest on the Series A 6% Convertible Preferred Stock; the breach of any Series A 6% Convertible Preferred Stock covenant that is not cured within the applicable cure period; and the failure to timely deliver stock certificates to the Holder upon any Series A 6% Convertible Preferred Stock conversion, and other material corporate actions and events.

If the Company fails for any reason to deliver to the Holder a certificate or certificates within three trading days following any conversion or partial conversion of the Series A 6% Convertible Preferred Stock (the “Share Delivery Date”), the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Preferred Stock being converted, $50 per trading day (increasing to $100 per trading day on the third trading day and $200 per trading day on the sixth trading day after such liquidated damages begin to accrue) for each trading day after such Share Delivery Date until such certificates are delivered or Holder rescinds such conversion.

The Warrant shall be exercisable until the three year anniversary of the earlier of (i) the date this registration statement registering all of the Warrant Shares is declared effective by the U.S. Securities and Exchange Commission (the “Commission”) (ii)  all of the Underlying Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions or(iii) the one year anniversary of the closing date of the purchase of the Series A 6% Convertible Preferred Stock. If, at any time after the six-month anniversary of the Warrant’s issuance, there is no effective registration statement with respect to the Warrant Shares issuable upon exercise of the Warrant, the Holder may exercise the Warrant, in whole or in part, on a “cashless” basis. The Company shall not effect any exercise of the Warrant, and the Holder will not have the right to exercise any portion thereof, to the extent that such conversion would result in the Holder owning more than 4.99% of the number of shares of common stock outstanding immediately after such conversion (the “Warrant Beneficial Ownership Limitation”).  Upon no less than 61 days’ notice to the Company, the Holder may increase or decrease the Warrant Beneficial Ownership Limitation, provided that it may in no event exceed 9.99%.

If the Company, at any time while the Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.

In connection with the Securities Purchase Agreement, on June 3, 2014, the parties entered into a Registration Rights Agreement by which the Company agreed to register for sale all of the shares of the Company’s common stock that are issuable:  (i) upon conversion in full of the Series A 6% Convertible Preferred Stock; (ii) as interest or principal on the Series A 6% Convertible Preferred Stock; (iii) upon exercise of the Warrant; (iv) in connection with any anti-dilution provisions of the Series A 6% Convertible Preferred Stock or the Warrant; and (v) upon any stock split, dividend or other distribution, recapitalization or similar event.  The expenses of such registration shall be borne by the Company.   Under the terms of the Registration Rights Agreement, such registration statement shall be filed on or before August 2, 2014, and shall be declared effective by the Commission on or before October 31, 2014 (or in the event of a “full review” by the Commission, on or before December 30, 2014).  If the Company does not then meet the current public information requirements of Rule 144 of the Commission, the failure of the registration statement to be declared effective by the 120th calendar day after the closing date shall be deemed an Triggering Event under Section 10 of the Certificate of Designation of Preferences, Rights and Limitations of Series A 6% Convertible Preferred Stock.   In the event that either of these deadlines is not met, and for every 30 day period that either of these deadlines has not been met, the Company is to pay to the Selling Stockholders liquidated damages equal to 1.5% of the purchase price paid by the Selling Stockholders under the Securities Purchase Agreement.  Other circumstances under which such liquidated damages shall become payable include, but are not limited to, the Company’s failure: (i) to register all of the shares of common stock that will become issuable upon full conversion of the Series A 6% Convertible Preferred Stock, including the payment in common stock of interest thereon, and all shares of common stock that will become issuable upon exercise of the Warrant in full (collectively, the “Registrable Securities”); and (ii) to file a pre-effective amendment and otherwise respond in writing to Commission comments on the registration statement within 20 calendar days after the receipt of comments on such registration statement.

The Company intends to comply fully with its registration obligations under the Registration Rights Agreement.  We believe that we will be able to meet the deadlines with respect to the filing date and the effective date of the Registration Statement of which this Prospectus is a part, but we cannot provide any assurance in this regard.  If we were to default on any of our registration obligations, the proceeds available to us under the terms of the Warrant could be substantially reduced.

The following table shows the following information about the Selling Stockholders:

•

the number of shares of our common stock that the Selling Stockholders beneficially owned as of the business day immediately prior to the filing of our Registration Statement;

•

the number of shares covered by this Prospectus; and

•

the number of shares to be retained after this offering, if any.

All figures in this table assume the issuance and subsequent disposition of all shares currently issuable upon conversion of the Series A 6% Convertible Preferred Stock.  As represented to us by the Selling Shareholders, none of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name	Total number of shares owned prior to Offering	Percentage of shares owned prior to Offering	Number of shares being offered[1]	Total number of shares owned after the Offering assuming all of the shares registered herein are sold in the Offering	Percentage of shares owned after the Offering assuming all of the shares are sold in the Offering
Alpha Capital Anstalt[2]	-	-	1,071,429	340,564	31.79%
Mill City Ventures III, LTD[3]	-	-	714,286	227,043	31.79%
Robert L. Redfearn	-	-	142,857	45,409	31.79%
Cottman Family Trust dated 1/17/20005[4]	-	-	142,857	45,409	31.79%
Terry Looper	-	-	142,857	45,409	31.79%
Oil & Gas Technology Consultants Inc.[5]	-	-	142,857	45,409	31.79%
Orinoco Revocable Trust[6]	-	-	142,857	45,409	31.79%
Brian Bayley	-	-	142,857	45,409	31.79%
J&M Wimbish Family Trust[7]	-	-	71,429	22,704	31.79%
Lane Ventures Inc.[8]	-	-	71,429	22,704	31.79%
Able Family Trust[9]	-	-	35,714	11,352	31.79%
Baytown Holdings, LLC[10]	-	-	35,714	11,352	31.79%
Chienn Consulting Company LLC[11]	-	-	35,714	11,352	31.79%

(1)

Under the terms of the Series A 6% Convertible Preferred Stock and the Warrant, the Selling Stockholder may not convert any portion of the Series A 6% Convertible Preferred Stock or exercise any portion of a Warrant if such conversion or exercise would result in its being the beneficial owner of more than 4.99% of the Company’s outstanding shares of common stock.  This figure may be increased to 9.99% at the Selling Stockholder’s discretion.

(2)

Konrad Ackermann has discretionary authority to vote and dispose of the shares held by Alpha Capital Anstalt.

(3)

Douglas M. Polinksy has discretionary authority to vote and dispose of the shares held by Mill City Ventures III, LTD.

(4)

Clancy Cottman, the Chairman of our Board of Directors, has discretionary authority to vote and dispose of the shares held by the Cottman Family Trust dated 1/17/2000.

(5)

Juan Francisco Clerico has discretionary authority to vote and dispose of the shares held by Oil & Gas Technology Consultants, Inc.

(6)

William Gumma has discretionary authority to vote and dispose of the shares held by the Orinoco Revocable Trust.

(7)

Jonathan S. Wimbish, a director of the Company, has discretionary authority to vote and dispose of the shares held by the J&M Wimbish Family Trust.

(8)

Joseph Hammer has discretionary authority to vote and dispose of the shares held by Lane Ventures, Inc.

(9)

Trey Able has discretionary authority to vote and dispose of the shares held by the Able Family Trust.

(10)

Lance Brunson has discretionary authority to vote and dispose of the shares held by Baytown Holdings, LLC. Mr. Brunson is a partner at Brunson Chandler & Jones, PLLC, the Company’s legal counsel.

(11)

Kimberly Rees has discretionary authority to vote and dispose of the shares held by Chienn Consulting Company, LLC.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Over-The-Counter Bulletin Board or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

settlement of short sales;

•

in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

a combination of any such methods of sale; or

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

We have an authorized capital of 100,000,000 shares divided into 50,000,000 shares of common stock with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.01, with 2,025 of the 50,000,000 shares of preferred stock designated as Series A 6% Convertible Preferred Stock, 2,025 of which are outstanding.

Common Stock

Prior to the Merger, there were 2,500,000 shares of common stock of the Company issued and outstanding. As consideration for the Merger, Chisholm II, the sole shareholder of Dala, received 10,000,000 restricted shares of Westcott. Immediately following the Merger, there were 12,500,000 shares of common stock issued and outstanding in the Company without conversion of any Series A 6% Convertible Preferred Stock (or exercise of any stock options or warrants) into common stock.

Preferred Stock

Prior to the Offering, no shares of Series A 6% Convertible Preferred Stock had been issued. Through the Offering, the Company has now issued 2,025 shares of Series A 6% Convertible Preferred Stock.

The Series A 6% Convertible Preferred Stock has been designated with certain rights, preferences and limitations. Holders of Series A 6% Convertible Preferred Stock are entitled to receive cumulative dividends at the rate per share of 6% per annum, payable quarterly on January 1, April 1, July 1, and October 1, in cash from legally available funds or, at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock.  Each share of Series A 6% Convertible Preferred Stock is convertible at any time at the option of the Holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested (subject to adjustment as set forth in the Series A 6% Convertible Preferred Stock Certificate of Designation). Unless waived by the Holder, at no time will the Holder be able to convert the Series A 6% Convertible Preferred Stock into common stock that is equal to more than 4.99% of the total issued and outstanding shares of common stock of the Company (the “Conversion Limitation”). If the Holder gives the Company at least 61 days’ written notice, then the Holder may convert up to 9.99% of the total issued and outstanding shares of common stock of the Company.

The purpose of this Registration Statement is to register all Registrable Securities (as defined in the Registration Rights Agreement) allowable by the SEC. In this offering, the Company is registering 68.21% of the common shares underlying the Series A 6% Convertible Preferred Stock issued and outstanding. The Company is still obligated to register the remaining 31.79% of the common shares underlying the Series A 6% Convertible Preferred Stock issued and outstanding, , the warrant shares issued to the holders of the Series A 6% Convertible Preferred Stock, and any shares that may be paid to the Holder as dividends on the Series A 6% Convertible Preferred Stock. The Company shall cause the Registration Statement to become effective within 180 days following the filing date (in the event of a “full review” by the SEC) or 150 days (if there is not a “full review” by the SEC). All fees associated with this Registration shall be borne by the Company. The Company may incur certain cash liquidated damages if the terms and timelines of the Registration Rights Agreement are not met.

Warrants

In connection with the sale of the Series A 6% Convertible Preferred Stock, the Company issued a total of 2,893,725 warrants to purchase common stock in the Company at an exercise price of $1.35 per share for three years following the Effective Date (as defined in the Stock Purchase Agreement of the Offering Documents.) The Effective Date is defined as earliest of the date that (a) the initial Registration Statement has been declared effective by the Commission, (b) all of the underlying shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions or (c) following the one year anniversary of the Closing Date provided that a holder of underlying shares is not an Affiliate of the Company, all of the underlying shares may be sold pursuant to an exemption from registration under Section 4(1) of the Securities Act without volume or manner-of-sale restrictions and Company counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the underlying shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

Stock Options

The Company issued incentive stock options in connection with the Merger. The Company’s newly-appointed Chief Executive Officer and Directors were granted a total of 600,000 stock options. Mr. Gray was granted 400,000 stock options at an exercise price of $0.70 that will vest over six years (unless there is a change of control of the Company or if Dala’s operations are acquired by a third party, at which time all the unvested stock options granted under the Plan will immediately vest and be exercisable). Mr. Cottman and Mr. Wimbish were each granted 100,000 stock options at an exercise price of $0.70 that will vest over six years (unless there is a change in control of the Company or if Dala’s operations are acquired by a third party, at which time all the unvested stock options granted under the Plan will immediately vest and be exercisable).

Transfer Agent and Registrar

Our independent stock transfer agent is American Registrar & Transfer Co.  Their mailing address is 342 East 900 South, Salt Lake City, Utah 84111.

Series A 6% Convertible Stock

The Series A 6% Convertible Preferred Stock bears interest at the rate of 6% per annum payable quarterly on January 1, April 1, July 1, and October 1, in cash from legally available funds or, at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock.  In the event that the Company elects to pay all or a portion of any interest payment in shares, the conversion rate for such interest payment shall be the lesser of the conversion price of the Series A 6% Convertible Preferred Stock or 90% of the average trading price of the Company’s common stock over the 20 preceding days.

Any dividends, whether paid in cash or shares of Common Stock, that are not paid within three Trading Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee that must be paid in cash at the rate of 18% per annum or a lesser rate permitted by applicable law which shall accrue daily from the date such interest is due through and including the date of actual payment in full.

At any time after the original issue date until the Series A 6% Convertible Preferred Stock is no longer outstanding, the Series A 6% Convertible Preferred Stock is convertible into shares of the Company’s common stock at the Holder’s election at a price of $0.70 per share (based on the purchase price of $1,000 per unit, which is equal to approximately 1,429 shares of Common Stock for each share of Series A 6% Convertible Preferred Stock), subject to adjustment as a result of stock dividends, stock splits and the like. The Company shall not effect any conversion of the Series A 6% Convertible Preferred Stock, and the Holder will not have the right to convert any portion thereof, to the extent that such conversion would result in the Holder owning more than 4.99% of the number of shares of common stock outstanding immediately after such conversion (the “Series A 6% Convertible Preferred Stock Beneficial Ownership Limitation”).  Upon no less than 61 days’ notice to the Company, the Holder may increase or decrease the Series A 6% Convertible Preferred Stock Beneficial Ownership Limitation, provided that it may in no event exceed 9.99%.

Upon the occurrence of any “Triggering Event” as defined in Section 10 of the Certificate of Designation of Preferences, Rights and Limitations of Series A 6% Convertible Preferred Stock, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem the Preferred Stock then held by such Holder for a redemption price, in cash, equal to the sum of (a) the greater of (i) 130% of the Stated Value (of $1,000 per Unit, subject to adjustments as set forth in the Certificate of Designation) and (ii) the product of (y) the VWAP on the Trading Day immediately preceding the date of the Triggering Event and (z) the State Value divided by the then Conversion Price, (b) all accrued but unpaid dividends thereon and (c) all liquidated damages and other costs, expenses, or amounts due in respect of the Preferred Stock.  “Events of Default” include, but are not limited to, any default in the timely payment of principal or interest on the Series A 6% Convertible Preferred Stock; the breach of any Series A 6% Convertible Preferred Stock covenant that is not cured within the applicable cure period; and the failure to timely deliver stock certificates to the Holder upon any Series A 6% Convertible Preferred Stock conversion, and other material corporate actions and events.

If the Company fails for any reason to deliver to the Holder a certificate or certificates within three trading days following any conversion or partial conversion of the Series A 6% Convertible Preferred Stock (the “Share Delivery Date”), the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Preferred Stock being converted, $50 per trading day (increasing to $100 per trading day on the third trading day and $200 per trading day on the sixth trading day after such liquidated damages begin to accrue) for each trading day after such Share Delivery Date until such certificates are delivered or Holder rescinds such conversion.

Warrant

The Warrants issued as part of the Offering shall be exercisable until the three year anniversary of the earlier of (i) the date this registration statement registering all of the Warrant Shares is declared effective by the U.S. Securities and Exchange Commission (the “Commission”) (ii) all of the Underlying Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions or (iii) the one year anniversary of the closing date of the purchase of the Series A 6% Convertible Preferred Stock. If, at any time after the six-month anniversary of the Warrant’s issuance, there is no effective registration statement with respect to the Warrant Shares issuable upon exercise of the Warrant, the Holder may exercise the Warrant, in whole or in part, on a “cashless” basis. The Company shall not effect any exercise of the Warrant, and the Holder will not have the right to exercise any portion thereof, to the extent that such conversion would result in the Holder owning more than 4.99% of the number of shares of common stock outstanding immediately after such conversion (the “Warrant Beneficial Ownership Limitation”).  Upon no less than 61 days’ notice to the Company, the Holder may increase or decrease the Warrant Beneficial Ownership Limitation, provided that it may in no event exceed 9.99%.

If the Company, at any time while the Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.

Emerging Growth Company

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act.  As long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding an annual nonbinding advisory vote on executive compensation and seeking nonbinding stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an “emerging growth company” for up to five years, although we would cease to be an “emerging growth company” prior to such time if we have more than $1 billion in annual revenue, more than $700 million in market value of our common stock is held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period.

We are also currently a “smaller reporting company” as defined in the Securities Exchange Act of 1934, and in the event that we are still considered a smaller reporting company at such time as we cease being an emerging growth company, we will be required to provide additional disclosure in our SEC filings. However, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting, and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. We cannot predict whether investors will find our common stock less attractive because of our reliance on any of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Brunson Chandler & Jones, PLLC, of Salt Lake City, Utah.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, an interest, direct or indirect, in the registrant or any of its parents or subsidiaries.  Callie Jones, a partner in the law firm that is preparing this prospectus, also serves as the Secretary of the Company. No other person is connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

EXPERTS AND COUNSEL

The financial statements of Dala Petroleum Corp. as of and for the period ended May 21, 2014 included in this prospectus have been audited by Mantyla McReynolds, LLC, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.  Brunson Chandler & Jones, PLLC has provided an opinion on the validity of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act of 1934, and file annual and current reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by us can be read and copied at the Commission’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Commission also maintains a website that contains reports, proxy statements, information statements and other information concerning our Company located at http://www.sec.gov. This Prospectus does not contain all the information required to be included in the Registration Statement (including the exhibits), which we have filed with the Commission under the Securities Act and to which reference is made in this Prospectus.

You may obtain, free of charge, a copy of any of our filings by writing or calling us at the following address and telephone number:

E. Will Gray II, CEO

112 Loraine South Suite 266

Midland, Texas 79701

(432)242-4965

INFORMATION WITH RESPECT TO THE REGISTRANT

Business

Dala has the rights to engage in oil exploration and development on approximately 300 leases in north central Kansas, with total acreage of approximately 80,000 acres (the “Property”). Dala will operate as an early-stage oil exploration company focused on the Property, which has oil potential at depths of less than 6,000 feet. The cost of the approximately 300 lease assets was $1,898,946.

Dala was assigned the rights to explore the Property from Chisholm Partners II, LLC, an exploration and production company focused on the acquisition of Kansas oil leasehold interests and exploration and development and Dala’s sole shareholder prior to the Merger into the Company. Through a Service Agreement with Chisholm II, we are using Chisholm II’s existing technical exploration team to further explore and develop the property.

Dala’s operations are focused on shallow oil opportunities. Dala has a ready-to-drill inventory of seismically defined (2-D and 3-D) prospects in and around existing production in central, southern and northwest Kansas.  In addition, Dala has leases to approximately 80,000 net acres along a productive trend of fields in central Kansas, which will be explored via conventional seismic evaluation and vertical drilling. Dala has a full team of experienced (major oil company trained) technical and land personnel to support its operations.  Its founders and management have a track record of creating shareholder value through early stage oil and gas ventures.

In partnership with Chisholm II, an exploration and production company focused on the acquisition of Kansas oil leasehold interests and exploration and development and Dala’s sole shareholder prior to the Merger and the closing of the Offering, Dala has an inventory of drill-ready oil prospects.  Most of the prospects are supported by modern seismic data and are a combination of field extensions, step out locations and offsets to existing production. The initial eight prospects are expected to be drilled and tested over the next 12 months.  Another eight plus prospects are currently being developed by Dala and Chisholm II. To date, two wells have been drilled on these prospects. The first well had no production and drilling on the second well started on July 22, 2014 also had no production.  Together, the companies will continue to acquire new leases and seismic data in support of their ongoing programs.  This prospect development is being conducted by two teams of geologists and geophysicists in Denver, CO.  One team focuses on western Kansas, where they have 10 years of experience and a successful track record; and the second team focuses on a high potential exploration area where Dala’s 80,000 acres are located.  This team has already generated two field offset prospects for Dala, using high resolution 2-D seismic data.

Dala is establishing a substantial land position over a shallow, conventional oil play in north central Kansas.  The "Play" or exploration concept is located across a four county area and is geographically defined by the boundaries of the productive North American Rift System.  The land position is concentrated over a lightly explored portion of the Rift, bordered immediately on the south by productive rift-related oil fields, and to the north by significant new discoveries in southeast Nebraska, where per well productive rates have recently been reported.  This Play concept was developed by a team of highly experienced international geologists, geophysicists and land experts, who applied regional geologic theory, proprietary geophysical databases and high resolution seismic.  Based on adjacent productive analogies, the expected field target size in this exploration area is from 1-17 million barrels of recoverable oil, with individual per well rates estimated to be from 200-800 barrels of oil per day, depending upon the reservoir.

In addition to the Play, Dala has begun an eight well drilling program with working interests ranging between 12.5%-25% in order to provide operating cash flows while further validating the thesis of the 80,000 acres.  This additional Kansas non-operated opportunity is provided under the Chisholm II agreement in support of unlocking the value of the separate 80,000 acres.  If successful, this initiative will provide operating capital and data critical to unlocking the potential value of the 80,000 acres.

Our principal offices are located at 112 Loraine South, Suite 266, Midland, Texas 79701.  Our telephone number is (432)242-4965.  Our year-end is September 30.

Except as otherwise indicated, as used throughout the remainder of this prospectus, references to “Company,” “Westcott,” “we,” “us,” or “our” refer to “we”, “us” and “our” refer to Dala Petroleum Corp., formerly known as Westcott Products Corporation, a Delaware corporation, from and after June 2, 2014, and Dala Petroleum Corp., a Nevada corporation, prior to June 2, 2014 since its inception on January 17, 2014.

Business Strategy

Our business strategy is to create value for our shareholders by establishing and growing reserves, production and cash flow on a cost-efficient basis.  Key elements of our business strategy will include:

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Development and exploration of our existing oil and gas leases in the North American Rift System is our primary objective.  We are currently focusing on the eight well drilling program with working interests ranging between 12.5% - 25% in order to provide operating income while further validating the thesis of the 80,000 acres Property. Once we begin the development of our current acreage position in the Property, we will be required to register as a licensed Oil and Gas Operator within the state of Kansas;

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To selectively participate, on a non-operated basis, in seismically driven prospects that correspond geologically with our existing footprint within the state of Kansas;

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Our goal is to remain financially strong, yet flexible, through the prudent management of our current limited cash resources;

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To complement our organic growth strategy, we will seek to aggregate any future production in order to accelerate the Company’s production and reserve profile;

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Once the Company has reached net level of daily production of 100 barrels of oil per day, we will seek to use a variety of derivatives to lock in current value and hedge against any potential downturn in crude pricing;

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Retaining qualified personnel to carry out the Company’s growth strategy.

Industry Operating Environment

The oil and natural gas industry is affected by many factors that we generally cannot control. Government regulations, particularly in the areas of taxation, energy, climate change and the environment, can have a significant impact on operations and profitability.  Significant factors that will impact oil prices in the current fiscal year and future periods include: political and social developments in the Middle East; demand in Asian and European markets; and the extent to which members of OPEC and other oil exporting nations manage oil supply through export quotas.  Additionally, natural gas prices continue to be under pressure due to concerns over excess supply of natural gas due to the high productivity of emerging shale development in the United States and continued lower product demand caused by a weakened economy.  Natural gas prices are generally determined by North American supply and demand and are also affected by imports of liquefied natural gas.  Weather also has a significant impact on demand for natural gas since it is a primary heating source.

Development

We will primarily engage in oil and natural gas exploration and production on the Property using a technical exploration team to further explore and develop the Property.

Dala has a full team of experienced (major oil company trained) technical and land personnel to support its operations, which is provided under the Chisholm II Master Service Agreement. Dala has an inventory of drill-ready oil prospects.  Most of the prospects are supported by modern seismic data and are a combination of field extensions, step out locations and offsets to existing production. The initial eight prospects estimated ultimate recovery range in potential from one hundred thousand to one-half million barrels of oil, and are expected to be drilled and tested over the next 12 months.  Another eight plus prospects are currently being developed by Dala and Chisholm II.  Together, the companies will continue to acquire new leases and seismic data in support of their ongoing programs.  This prospect development is being conducted by two teams of geologists and geophysicists in Denver, CO.  One team focuses on western Kansas, where they have 10 years of experience and a successful track record; and the second team focuses on a high potential exploration area where Dala’s 80,000 acres are located.  This team has already generated two field offset prospects for Dala, using high-resolution 2-D seismic data.

Dala is establishing a substantial land position over a shallow, conventional oil play in north central Kansas.  The "Play" or exploration concept is located across a four county area and is geographically defined by the boundaries of the productive North American Rift System.  The land position is concentrated over a lightly explored portion of the Rift, bordered immediately on the south by productive rift-related oil fields, and to the north by significant new discoveries in southeast Nebraska, where per well productive rates have recently been reported.  This Play concept was developed by a team of highly experienced international geologists, geophysicists and land experts, who applied regional geologic theory, proprietary geophysical databases and high resolution seismic.  Based on adjacent productive analogies, the expected field target size in this exploration area is from 1-17 million barrels of recoverable oil, with individual per well rates estimated to be from 200-800 barrels of oil per day, depending upon the reservoir.

Clay
Ottawa
Dickinson
Saline
Lease Area
8S 3W
8S 2W
8S 1W
8S 1E
8S 2E
8S 3E
8S 4E
9S 3W
9S 2W
9S 1W
9S 1E
9S 2E
9S 3E
9S 4E
10S 3W
10S 2W
10S 1W
10S 1E
10S 4E
11S 3W
11S 2W
11S 1W
11S 4E
12S 3W
12S 2W
12S 2E
12S 3E
12S 4E
13S 3W
13S 1W
13S 1E
13S 2E
13S 3E
13S 4E
14S 3W
14S 2W
14S 1W
14S 1E
14S 2E
14S 3E
14S 4E
15S 3W
15S 2W
15S 1W
15S 1E
15S 2E
15S 3E
15S 4E
Nebraska
Iowa
Colorado
Kansas
Missouri
KANOKA RIDGE
Oklahoma
Texas
Arkansas

In addition to the Play, Dala has begun an eight well drilling program with working interests ranging between 12.5% - 25% in order to provide operating income while further validating the thesis of the 80,000 acres. This additional Kansas non-operated opportunity is provided under the Chisholm II agreement in support of unlocking the value of the separate 80,000 acres. If successful, this initiative will provide operating capital and data critical to unlocking the potential value of the 80,000 acres.

Competition

The oil and natural gas industry is intensely competitive, and we will be competing with numerous other oil and natural gas exploration and production companies.  Most of these companies have substantially greater resources than we have.  Not only do they explore for and produce oil and natural gas, but also many carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis.  The operations of other companies will be able to pay more for exploratory prospects and productive oil and natural gas properties.  They will also have substantially more resources to define, evaluate, bid for and purchase a greater number of properties and prospects than our limited financial or human resources permit.

Our larger or integrated competitors will have the resources to be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations more easily than we can, which will adversely affect our competitive position.  Our ability to discover reserves and acquire additional properties in the future will be dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.  In addition, we will be at a disadvantage in producing oil and natural gas properties and bidding for exploratory prospects, because we have substantially fewer financial and human resources than other companies in our industry.  Should a larger and better-financed company decide to directly compete with us, and be successful in its efforts, our business model and any business operations could be adversely affected.

Marketing and Customers

The market for oil and natural gas that may be produced from our properties depends on factors beyond our control, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Our oil production, if any, is expected to be sold at prices tied to the spot oil markets.  Our natural gas production, if any, is expected to be sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices.  We will rely on any operating partners to market and sell our production, where we contract with such operators in drilling prospects.  We currently have a Management Services Agreement with Chisholm II and an Option Participation Agreement with Chisholm II.

Principal Agreements Affecting Our Ordinary Business

We do not own any physical real estate, but, instead, our acreage is comprised of leasehold interests subject to the terms and provisions of lease agreements that provide us the right to explore and develop the Property in specific geographic areas.  All lease arrangements that comprise our current acreage positions are established using industry-standard terms that have been established and used in the oil and natural gas industry for many years, and our leases are with the State of Kansas. All of our current leases were assigned to us by Chisholm II, our majority shareholder, that obtained the original leasehold interest prior to the assignment.

On June 3, 2014, we entered into a Master Services Agreement with Chisholm. Pursuant to the Master Service Agreement, Chisholm agreed to act as an independent contractor for the Company and provide services and personnel to develop, drill, operate, and maintain oil and gas wells and properties used to produce oil and gas within the State of Kansas for a period of twelve (12) months. The Company will pay Chisholm $25,000 per month for its services and reimburse Chisholm for any expenses directly incurred during the related operations.

We have also entered into an Option Participation Agreement with Chisholm. Pursuant to the Option Participation Agreement, Chisholm granted Dala the option, at Dala’s own election, to participate for up to twenty-five percent (25%) of Chisholm’s share of each drilling operation in search for oil or gas in the State of Kansas undertaken by Chisholm.

In general, our current lease agreements have a term of five years from the effective date with an option to extend for an additional three years. The effective dates of the leases vary lease to lease. The oldest effective date is October 3, 2011, and the most recent effective date is March 13, 2013. There are over 300 lease agreements that have been assigned to Dala by Chisholm II. Royalty rates will be negotiated on a case-by-case basis consistent with industry standard pricing. Once a well is drilled and production established, the leased acreage in the applicable spacing unit is customarily considered developed acreage and is held by production. Other locations within the drilling unit created for a well may also be drilled at any time with no time limit as long as the lease is held by production. We do not believe lease expiration issues will materially affect our current leasehold acreage position.

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations and limitations impacting the oil and natural gas exploration and production industry as a whole.

Regulation of Oil and Natural Gas Production

Oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies.  For example, Kansas requires permits for drilling operations, drilling bonds and reports concerning operations and imposes other requirements relating to the exploration and production of oil and natural gas.  Kansas may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.  Failure to comply with any such rules and regulations can result in substantial penalties.  The regulatory burden on the oil and natural gas industry will most likely increase our cost of doing business and may affect our profitability.  Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.  Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Environmental Matters

Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

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require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;

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limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and

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impose substantial liabilities for pollution resulting from such operations.

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities.  Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both.  In the opinion of management, we anticipate that we will be in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who have disposed of or have arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.  The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species.  Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat.  ESA provides for criminal penalties for willful violations of ESA.  Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act.  Although we believe that our operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us (directly or indirectly through any operating partners) to significant expenses to modify our operations or could force discontinuation of certain operations altogether.

On April 17, 2012, EPA finalized rules proposed on July 28, 2011, which establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA’s rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”) and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The rules establish specific new requirements regarding emissions from compressors, dehydrators, storage tanks and other production equipment. In addition, the rules revise leak detection requirements for natural gas processing plants. These rules may require a number of modifications to our planned operations and those of any of our potential third-party operating partners, including the installation of new equipment to control emissions from compressors. Although we cannot predict the cost to comply with these new requirements at this point, compliance with these new rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

These new regulations and proposals and any other new regulations requiring the installation of more sophisticated pollution control equipment could have a material adverse impact on our business model and business, results of operations and financial condition.

The Federal Water Pollution Control Act of 1972, or the Clean Water Act (the “CWA”), imposes restrictions and controls on the discharge of produced waters and other pollutants into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. The CWA and certain state regulations prohibit the discharge of produced water, sand, drilling fluids, drill cuttings, sediment and certain other substances related to the oil and gas industry into certain coastal and offshore waters without an individual or general National Pollutant Discharge Elimination System discharge permit. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Costs may be associated with the treatment of wastewater and/or developing and implementing storm water pollution prevention plans. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of oil and other pollutants and impose liability on parties responsible for those discharges, for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The underground injection of oil and natural gas wastes are regulated by the Underground Injection Control program authorized by the Safe Drinking Water Act.  The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water.  All of leased acreage in which we have interest may be required to be developed from unconventional sources that require hydraulic fracturing as part of the completion process.  Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate gas production.  Legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress.  The U.S. Congress continues to consider legislation to amend the Safe Drinking Water Act to subject hydraulic fracturing operations to regulation under the Act’s Underground Injection Control Program to require disclosure of chemicals used in the hydraulic fracturing process.

Scrutiny of hydraulic fracturing activities continues in other ways.  The federal government is currently undertaking several studies of hydraulic fracturing’s potential impact.  Several states, including Kansas, where our current leased properties are located, have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing.  We cannot predict whether any other legislation will ever be enacted and if so, what its provisions would be.  If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, it could lead to delays, increased operating costs and process prohibitions that would materially adversely affect our revenue and results of operations.

The National Environmental Policy Act, or NEPA, establishes a national environmental policy and goals for the protection, maintenance and enhancement of the environment and provides a process for implementing these goals within federal agencies.  A major federal agency action having the potential to significantly impact the environment requires review under NEPA.  Many of our planned activities and those of any of our potential third-party operating partners are covered under categorical exclusions which results in a shorter NEPA review process.  The Council on Environmental Quality has announced an intention to reinvigorate NEPA reviews and on March 12, 2012, issued final guidance that may result in longer review processes that could lead to delays and increased costs that could materially adversely affect our revenues and results of operations.

Climate Change

Significant studies and research have been devoted to climate change and global warming, and climate change has developed into a major political issue in the United States and globally.  Certain research suggests that greenhouse gas emissions contribute to climate change and pose a threat to the environment. Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production.

In the United States, legislative and regulatory initiatives are underway to limit greenhouse gas emissions. The U.S. Congress has considered legislation that would control GHG emissions through a “cap and trade” program and several states have already implemented programs to reduce GHG emissions.  The U.S. Supreme Court determined that GHG emissions fall within the federal Clean Air Act, or the CAA, definition of an “air pollutant,” and in response the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions under the CAA. In 2010, the EPA issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act.

In addition, in September 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011 for emissions in 2010.  On November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting to include onshore and offshore oil and natural gas systems beginning in 2012. We and any of our potential third party operating partners are required to report their greenhouse gas emissions under these rules.  Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur.  Such developments may affect how these GHG initiatives will impact us.  Moreover, while the U.S. Supreme Court held in its June 2011 decision American Electric Power Co. v. Connecticut that, with respect to claims concerning GHG emissions, the federal common law of nuisance was displaced by the federal Clean Air Act, the Court left open the question of whether tort claims against sources of GHG emissions alleging property damage may proceed under state common law.  There thus remains some litigation risk for such claims.  Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy.  To the extent that our products are competing with higher greenhouse gas emitting energy sources, our products would become more desirable in the market with more stringent limitations on greenhouse gas emissions.  To the extent that our products are competing with lower greenhouse gas emitting energy sources such as solar and wind, our products would become less desirable in the market with more stringent limitations on greenhouse gas emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

The majority of scientific studies on climate change suggest that stronger storms may occur in the future in the areas where we operate, although the scientific studies are not unanimous.  Although operators may take steps to mitigate physical risks from storms, no assurance can be given that future storms will not have a material adverse effect on our business.

Existing and Probable Government Regulation to Our Current and Intended Business

Exchange Act

We are subject to the following regulations of the Exchange Act, and applicable securities laws, rules and regulations promulgated under the Exchange Act by the SEC.  Compliance with these requirements of the Exchange Act increases our legal and accounting costs.

Smaller Reporting Company

We are subject to the reporting requirements of Section 13 of the Exchange Act, and subject to the disclosure requirements of Regulation S-K of the SEC, as a “smaller reporting company.”  That designation will relieve us of some of the informational requirements of Regulation S-K.

Sarbanes/Oxley Act

We are also subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes/Oxley Act”).  The Sarbanes/Oxley Act created a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence.  It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members’ appointment, compensation and oversight of the work of public companies’ auditors; management assessment of our internal controls; prohibits certain insider trading during pension fund blackout periods; requires companies and auditors to evaluate internal controls and procedures; and establishes a federal crime of securities fraud, among other provisions. Compliance with the requirements of the Sarbanes/Oxley Act will substantially increase our legal and accounting costs.

Exchange Act Reporting Requirements

Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act like we are to comply with the rules and regulations of the SEC regarding proxy solicitations, as outlined in SEC Regulation 14A.  Matters submitted to shareholders at a special or annual meeting thereof or pursuant to a written consent will require us to provide our shareholders with the information outlined in Schedules 14A (where proxies are solicited) or 14C (where consents in writing to the action have already been received or are anticipated to be received) of SEC Regulation 14, as applicable; and preliminary copies of this information must be submitted to the SEC at least 10 days prior to the date that definitive copies are forwarded to our shareholders.

We are also required to file annual reports on Form 10-K and quarterly reports on Form 10-Q with the SEC on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in Current Reports on Form 8-K.

Number of Total Employees and Number of Full-Time Employees

We have one full-time employee, E. Will Gray II, our Chief Executive Officer and director. We also currently engage independent contractors in the areas of accounting, legal and auditing services, corporate finance, as well as marketing and business development.   The remuneration paid to our officers and directors is more completely described elsewhere in this Prospectus in the “Executive Compensation” section.

Subsidiaries

We have one wholly owned subsidiary:  Dala Petroleum Corp., a Nevada corporation, is our sole operating subsidiary.

Reports to Security Holders

We are subject to the reporting and other requirements of the Exchange Act, and we intend to furnish our shareholders annual reports containing financial statements audited by our independent registered public accounting firm and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year. We file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K with the Securities and Exchange Commission in order to meet our timely and continuous disclosure requirements. We may also file additional documents with the Commission if they become necessary in the course of our Company’s operations.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

DESCRIPTION OF PROPERTY

Our principal offices are located at 112 Loraine South, Suite 266, Midland, Texas 79701.  Our telephone number is (432)242-4965. For the next fiscal year, we will conduct our administrative affairs from our President’s office, at minimal cost to the Company.

Dala does not own any property but has the rights to engage in oil exploration and development in north central Kansas with total acreage of approximately 80,000 acres (the “Property”). The cost of the approximately 300 lease assets was $1,898,946.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information set forth in the consolidated financial statements and related notes included in this Prospectus.

Since the Merger on June 2, 2014, the Company’s operations have been that of its wholly-owned operating subsidiary, Dala Petroleum Corp. Dala is an early-stage oil exploration company focused on the Property, consisting of approximately 300 leases in north central Kansas with total acreage of approximately 80,000 acres. A more detailed description of Dala’s operations can be found in the “Business” section beginning on page 17.

Critical Accounting Policies and Estimates

Use of Estimates

The timely preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Unadjusted quoted prices in active markets that are accessible at measurement date for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and less observable from objective sources.

Loss Per Share

The Company follows ASC Topic 260 to account for the loss per share. Basic loss per common share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing net loss by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Oil and Natural Gas Properties

The Company follows the full cost method of accounting for oil and natural gas operations whereby all costs related to the exploration and development of oil and natural gas properties are initially capitalized into a single cost center (“full cost pool”). Such costs include land acquisition costs, a portion of employee salaries related to property development, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition, and exploration activities. Internal salaries are capitalized based on employee time allocated to the acquisition of leaseholds and development of oil and natural gas properties.

Proceeds from property sales will generally be credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs.

The Company assesses all items classified as unproved property on a quarterly basis for possible impairment or reduction in value. The assessment includes consideration of the following factors, among others: intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, the assignment of proved reserves, and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to depletion and amortization. The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

Capitalized costs associated with impaired properties and properties having proved reserves, estimated future development costs, and asset retirement costs under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 410-20-25 are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves. The costs of unproved properties are withheld from the depletion base until such time as they are developed, impaired, or abandoned.

Under the full cost method of accounting, capitalized oil and natural gas property costs less accumulated depletion, net of deferred income taxes, may not exceed a ceiling amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and natural gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, which is tested on a quarterly basis, an impairment is recognized. The present value of estimated future net revenues is computed by applying prices based on a 12-month unweighted average of the oil and natural gas prices in effect on the first day of each month, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.

Revenue Recognition

The Company recognizes oil and natural gas revenues from our interests in producing wells when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.

The Company uses the sales method of accounting for balancing of natural gas production and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation.

Asset Retirement Obligation

Asset Retirement Obligation (“ARO”) reflects the estimated present value of the amount of dismantlement, removal, site reclamation and similar activities associated with the Company's oil and natural gas properties. Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments.

Stock-based Compensation

The Company records stock based compensation in accordance with the guidance in ASC 718 which requires the Company to recognize expenses related to the fair value of its employee stock option awards. This requires that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with ASC 718-10 and the conclusions reached by the ASC 505-50. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by ASC 505-50.

Income Taxes

The Company follows ASC Topic 740 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC Topic 740 only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of May 21, 2014, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on the Company.

Results of Operations.

Three Months Ended June 30, 2014

During the three months ended June 30, 2014, we had no revenues.  We incurred $260,151 of general and administrative expenses, which included approximately $150,000 of legal, accounting, consulting and other professional fees; insurance expense of approximately $54,000; and compensation expense and related taxes of $40,000 (including approximately $11,000 of stock-based compensation expense).  These expenses were related to the commencement of Company operations.  We also incurred an impairment expense of $43,938 relating to one dry hole drilled during the quarter.  Additionally, we paid quarterly dividends on our preferred stock of $13,018.  As a result, we incurred a net loss attributable to common stock of $317,107 ($0.06 per share) for the three months ended June 30, 2014.

Period from Inception (January 17, 2014) to June 30, 2014

During the period from Inception (January 17, 2014) to June 30, 2014, we had no revenues.  We incurred $282,806 of general and administrative expenses, which included approximately $173,000 of legal, accounting, consulting and other professional fees; insurance expense of approximately $54,000; and compensation expense and related taxes of $40,000 (including approximately $11,000 of stock-based compensation expense).  These expenses were related to the commencement of Company operations.  We also incurred and an impairment expense of $43,938 relating to one dry hole drilled during the period.  Additionally, we paid quarterly dividends on our preferred stock of $13,018.  As a result, we incurred a net loss attributable to common stock of $339,762 ($0.12 per share) for the period from Inception to June 30, 2014.

Liquidity and Capital Requirements

We had $1,531,052 in cash on hand and working capital of $1,510,282 at June 30, 2014.  We believe these funds will be sufficient to enable us to fund our principle business operations through at least the next twelve months.  The Company plans to raise additional capital from the sale of common stock and achieve operating revenues with the development of its oil and gas properties.

Operating Activities utilized $250,948 in cash during the period from Inception to June 30, 2014, primarily the result of our loss for the period, offset by adjustments for the non-cash stock compensation, the impairment of oil and natural gas properties, and changes in payables and amounts due to related parties.

Investing Activities utilized $194,982 in cash during the period from Inception to June 30, 2014, which was the result of payments of liabilities acquired from Westcott in the Merger (net of cash received) and expenditures for oil and gas properties.

Financing Activities provided $1,976,982 in cash, with $1,990,000 in proceeds from the issuance of the Series A 6% Convertible Preferred Stock (net of offering costs of $35,000), reduced by $13,018 payment of quarterly dividends on the preferred stock.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Not applicable to smaller reporting companies.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, or capital resources.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Name

Age

Position

E. Will Gray II

39

Chief Executive Officer & Director

Clancy Cottman

58

Chairman of the Board

Jonathan S. Wimbish

44

Director

Callie Jones

32

Secretary

Background of Directors and Executive Officers

E. Will Gray II, 39, our Chief Executive Officer and Director, is a seasoned oil executive who has operated in excess of over 300+ wells within Southeastern New Mexico, West Texas, and Oklahoma.  Mr. Gray was the CEO and Chairman of Cross Border Resources, Inc. (formerly Doral Energy Corp) from December 10, 2008 to May 31, 2012.  While serving as the Chairman and CEO of Cross Border Resources, Mr. Gray arranged for over $80MM in credit facilities and equity financing for the Company.  Additionally, Mr. Gray has been solely responsible for approximately $73MM worth of A&D transactions since 2008 comprising a mix of both operated and non-operated assets within the Permian Basin.  Subsequent to Cross Border Resources, Mr. Gray served in the capacity as EVP & Head of Capital Markets and Business Development for Resaca Exploitation, a Torch Energy portfolio company headquartered in Houston, Texas.  Mr. Gray received his B.S. in Business Management from Texas State University in 1998. While attending Texas State University, Mr. Gray was a member of the Men’s Varsity Golf Team on which he earned Southland Conference All-Academic honors and was a member of the 1997 Southland Conference Golf Championship Team.

Clancy Cottman, 58, is the Chairman of our Board of Directors. Mr. Cottman is a Managing Partner of Chisholm Partners II, LLC. Mr. Cottman has over 30 years experience in the oil and gas industry with a focus on joint ventures, acquisitions and project development.  He was the Chairman and CEO of NiMin Energy. Mr. Cottman has held various senior management positions at PetroFalcon, Benton Oil and Gas Company and Sun Exploration and Production. He has negotiated numerous oil and gas contracts and arranged multiple energy debt and equity financings in North America and internationally. He holds a BA from Rochester Institute of Technology and an MBA from the University of Rhode Island. Clancy is a Certified Petroleum Landman.

Jonathan S. Wimbish, CFA, 44, is a Director of the Company. Mr. Wimbish is an advisor to Chisholm Partners II, LLC and a partner of Kensington Investment Counsel, a registered investment advisor.  Prior to these activities, Mr. Wimbish was the CFO of NiMin Energy Corp.  Mr. Wimbish was also a Portfolio Manager, Managing Director and Co-Founder of Marketus, LLC, an equity-focused hedge fund management company. He managed all energy and industrial investments from its founding in 2002. Mr. Wimbish was a Managing Director and Portfolio Manager at ING Furman Selz Asset Management and Analyst with Husic Capital Management. He began his career at MasterCard International and held roles of increasing responsibility. He is on the selection committee for the Sharpe Fellows program in the Department of Economics at University of California at Los Angeles and is a guest lecturer in accounting at the Marshall School of Business at University of Southern California.  Mr. Wimbish holds a BA in Economics from UCLA, an MBA from Columbia Business School and is a CFA Charterholder.

Callie Jones, 32, is the Secretary of the Company. Ms. Jones is a partner in Brunson Chandler & Jones, PLLC, a law firm that was established in 2013. She has been practicing law since 2006. Her practice includes advising clients on a variety of corporate matters such as securities law, mergers & acquisitions, private placements, public offerings of equity, initial public offerings, and exchange offers.  She has worked with individuals, start-up companies and national corporations as well as clients located in foreign countries. She holds a BA in English from the University of Utah and a JD from the J. Reuben Clark Law School at Brigham Young University.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of August 29, 2014 regarding the beneficial ownership of our common stock, for:

•

each person (or group of affiliated persons) who, insofar as we have been able to ascertain, beneficially owned more than 5% of the outstanding shares of our common stock;

•

each director;

•

each named executive; and

•

all directors and executive officers as a group.

We relied on information received from each stockholder as to beneficial ownership, including information contained on Schedules 13D and 13G and Forms 3, 4 and 5.  As of August 29, 2014 there were 12,500,00 shares of common stock outstanding and 2,025 shares of our Series A 6% Convertible Preferred Stock.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]

Terry Looper	Common	1,410,000	11.28%
11757 Katy Freeway, Suite 1400 Houston, TX 77079	Series A 6% Convertible Preferred	100

Oil & Gas Technology Consultants	Common	960,000	7.68%
Citco Bldg., Wickhams Cay, Road Town, Tortola, BVI	Series A 6% Convertible Preferred	100

Orinoco Revocable Trust	Common	1,830,000	14.64%
1010 10th Street Golden, CO 80401	Series A 6% Convertible Preferred	100

E. Will Gray II [3] 112 Loraine South, Suite 266 Midland, Texas 79701	Common	890,000	7.12%

Jonathan S. Wimbish[4]	Common	800,000	6.40%
1010 10th Street Golden, Colorado 80401	Series A 6% Convertible Preferred	50

Clancy Cottman[5]	Common	1,650,000	13.20%
1010 10th Street Golden, Colorado 80401	Series A 6% Convertible Preferred	100

Security Ownership of Officers and Directors

Name and Address of Officer or Director	Title of Class	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]

E. Will Gray II3 112 Loraine South, Suite 266 Midland, Texas 79701	Common	890,000	7.12%

Jonathan S. Wimbish[4]	Common	800,000	6.40%
1010 10th Street Golden, Colorado 80401	Series A 6% Convertible Preferred	50

Clancy Cottman[5]	Common	1,650,000	13.20%
1010 10th Street Golden, Colorado 80401	Series A 6% Convertible Preferred	100

Callie Jones[6] 175 South Main Street 15th Floor Salt Lake City, Utah 84111		0	0%

1.

The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares, which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

2.

Based on 12,500,000 issued (or issuable and fully-paid) and outstanding shares of common stock as of August 29, 2014.

3.

E. Will Gray II is a director and the Company’s CEO.

4.

Jonathan S. Wimbish is a director of the Company.

5.

Clancy Cottman, is the Chairman of our Board of Directors, and is the trustee of the Cottman Family Trust.

6.

Callie Jones is the Secretary of the Company.

Director Compensation

Currently, Mr. Cottman and Mr. Wimbish receive $2,500 per month as compensation for their service on the Board of Directors. Upon acceptance of the position of Secretary and Director of the Company on February 7, 2014, Mr. Gray purchased 890,000 shares of restricted common stock of the Company through a subscription agreement.

Pursuant to the Merger, Westcott granted Mr. Gray 400,000 stock options and granted Mr. Cottman and Mr. Wimbish each 100,000 stock options.

Term of Office

Our directors are appointed to hold office until removed from office or until a successor has been elected and qualified in accordance with our Bylaws.  Our officers are appointed by our board of directors and hold office until removed by the board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified.  There are no agreements with respect to the election of Directors.  Officers are appointed annually by our Board of Directors and each Officer serves at the discretion of our Board of Directors.  We do not have any standing committees.  Our Board of Directors may in the future determine to pay Directors’ fees and reimburse Directors for expenses related to their activities.

Significant Employees

Other than the foregoing named officer and director, we have no full-time employees whose services are materially significant to our business and operations.

Involvement in Certain Legal Proceedings

During the past ten years, none of our present or former directors, executive officers or persons nominated to become directors or executive officers:

1.

have been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2.

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3.

have been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

4.

have been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

have been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

have been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officer and director and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our shares of common stock and other equity securities, on Forms 3, 4, and 5, respectively. Executive officers, directors, and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such forms received by our company, or written representations from certain reporting persons that no Form 5s were required for those persons, we believe that, during the fiscal year ended September 30, 2013, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners as well as our officer, director and greater than 10% beneficial owners of our subsidiaries were complied with.

Code of Ethics

We have adopted a code of ethics that applies to our officers and directors, and employees.

Audit Committee and Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any significant profitability to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our directors do not believe that it is necessary to have such committees because they believe the functions of such committees can be adequately performed by our board of directors.

EXECUTIVE COMPENSATION

Our chief executive officer will be compensated according to the terms of his Employment Agreement with the Company. He will receive a salary of $175,000 annually, standard health and employment benefits, and 400,000 incentive stock options at an exercise price of $0.70 that will vest over six years.

There are no other employment contracts (except for the Employment Agreement for Mr. Gray described herein and Director Agreements with Mr. Cottman and Mr. Wimbish), compensatory plans or arrangements, including payments to be received from us with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards

As part of the Merger, the Company’s newly-appointed Chief Executive Officer and Directors were granted a total of 600,000 stock options. Mr. Gray was granted 400,000 stock options at an exercise price of $0.70 that will vest over six years (unless there is a change of control of the Company or if Dala’s operations are acquired by a third party, at which time all the unvested stock options granted under the Plan will immediately vest and be exercisable). Mr. Cottman and Mr. Wimbish were each granted 100,000 stock options at an exercise price of $0.70 that will vest over six years (unless there is a change of control of the Company or if Dala’s operations are acquired by a third party, at which time all the unvested stock options granted under the Plan will immediately vest and be exercisable).

Director Compensation

Our non-executive directors receive monthly compensation in the amount of $2,500 for their service on the Board of Directors in addition to their receipt of stock options granted as part of the Merger.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our Board of Directors. Our Board of Directors, comprised presently of three people, determines executive compensation.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Dala has entered into a service agreement with Chisholm II, giving Dala the rights to use Chisholm II’s existing technical exploration team to further explore and develop the Property.

Pacific Oil & Gas LLC, a shareholder of Chisholm II, is owned in part by Clancy Cottman, our Chairman.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Director Independence

We do not have any independent directors, as the term “independent” is defined by the rules of the NASDAQ Stock Market.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, executive officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

MARKET PRICE AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock was listed on the OTC Bulletin Board of the National Association of Securities Dealers (“NASD” [now “FINRA”]) on June 14, 2007, under the symbol “WSPD.” There is currently no established trading market for shares of our common stock.  Management does not expect any viable market to develop in our common stock unless and until we complete an acquisition or merger. In any event, no assurance can be given that any market for our common stock will develop or be maintained.

For any market that develops for our common stock, the sale of “restricted securities” (common stock) pursuant to Rule 144 of the SEC by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market.  For information regarding the requirements of resales under Rule 144, see the heading “Rule 144” of this item below.

The following table sets forth, for the periods indicated over the last two years, the high and low closing bid quotations, as reported by the OTC Bulletin Board, and represents prices between dealers, does not include retail markups, markdowns or commissions, and may not represent actual transactions:

Closing Bid
2012	High	Low
July 2 – September 28.01		.01
October 1 – December 31.0015		.0015

2013
January 2 – March 28.0015		.0015
April 1 – June 28.01		.0021
July 1 – September 30.01		.01
October 1 –December 31.0015		.0015

2014
January 2 – March 31.0015		.0015
April 1—June 30.0015		1.05

These prices were obtained from the National Quotation Bureau, Inc. (“NQB”) and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

We had approximately 556 common stockholders of record as of August 29, 2014.  We have 13 preferred stockholders of record as of August 29, 2014.

Warrants

We have issued 2,893,725 warrants to purchase our common stock at an exercise price of $1.35 per share within three years of the Effective Date (as defined in the Stock Purchase Agreement of the Offering Documents.) The Effective Date is defined as earliest of the date that (a) the initial Registration Statement has been declared effective by the Commission, (b) all of the underlying shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions or (c) following the one year anniversary of the Closing Date provided that a holder of underlying shares is not an Affiliate of the Company, all of the underlying shares may be sold pursuant to an exemption from registration under Section 4(1) of the Securities Act without volume or manner-of-sale restrictions and Company counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the underlying shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

Dividends

To date, the Company has not declared or paid cash dividends on its common stock.  The Company presently intends to retain all future earnings, if any, for its business and does not anticipate paying cash dividends in the foreseeable future.

The Series A 6% Convertible Preferred Stock offered as part of the Offering will pay a dividend of six percent (6%) per annum, payable quarterly in arrears, as further described in the Certificate of Designation filed with the Delaware Secretary of State on May 30, 2014. The first payment of interest on the Series A 6% Convertible Preferred Stock was delivered to preferred shareholders prior to July 1, 2014.

When and as declared by the Board of Directors, holders of the outstanding shares of common stock offered hereby will be entitled to non-cumulative dividends.  Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company’s financial condition, results of operations, capital requirements, general business conditions, and such other factors as the Board of Directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The Company has granted 600,000 incentive employee stock options to its Chief Executive Officer and Directors pursuant to the Merger Agreement.

Changes in Control

To the knowledge of the Company, there are no arrangements, including any pledge by any person or securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

MATERIAL CHANGES

Since the fiscal year ended September 30, 2013, the Company has undergone significant material changes in our affairs and operations since the Merger that occurred on June 2, 2014 that was described in detail in the Form 8-K filed on June 3, 2014. In connection with its material changes in operations, we

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FINANCIAL STATEMENTS

C O N T E N T S

Audited Financial Statements of Dala Petroleum Corp., a Nevada corporation, for the period from Inception (January 17, 2014) to May 21, 2014

Balance Sheet	39
Statement of Operations	40
Statement of Cash Flows	41
Statement of Stockholders’ Equity	42
Notes to Financial Statements	43

Unaudited Financial Statements of Dala Petroleum Corp., formerly known as Westcott Products Corporation, a Delaware corporation for the period ended June 30, 2014

Condensed Consolidated Balance Sheet for the period ended June 30, 2014	47
Condensed Consolidated Statements of Operations for the period ended June 30, 2014	48
Condensed Consolidated Statement of Equity for the period ended June 30, 2014	49
Condensed Consolidated Statements of Cash Flows for the period ended June 30, 2014	50
Notes to Condensed Consolidated Financial Statements for the period ended June 30, 2014	51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Dala Petroleum Corporation

We have audited the accompanying balance sheet of Dala Petroleum Corporation (an exploration stage company) (the Company) as of May 21, 2014, and the related statements of operations, stockholders’ equity, and cash flows for the period from inception on January 17, 2014 through May 21, 2014.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dala Petroleum Corporation as of May 21, 2014, and the results of its operations and cash flows for the period from inception on January 17, 2014 through May 21, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the exploration stage and, accordingly, has not yet generated revenues from operations and has incurred accumulated net losses from inception (January 17, 2014) through May 21, 2014. These issues raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mantyla McReynolds

Salt Lake City, Utah

May 29, 2014

DALA PETROLEUM CORP.

(AN EXPLORATION STAGE COMPANY)

BALANCE SHEET

May 21,
2014
ASSETS
Current assets:
Cash	$-
Total current assets	-

Oil and natural gas properties, full cost:
Unproved oil and natural gas properties	1,898,947
Total assets	$1,898,947

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable – Related Parties	$48,625
Accounts payable	27,311
Total current liabilities	75,936
Total Liabilities	75,936

Stockholders' equity
Common stock, $0.001 par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding as of May 21, 2014,	1,000
Additional Paid-in Capital	1,897,947
Deficit accumulated during the exploration stage	(75,936)
Total stockholders' equity	1,823,010
Total liabilities and stockholders' equity	$1,898,947

See Accompanying Notes to Financial Statements

DALA PETROLEUM CORP.

(AN EXPLORATION STAGE COMPANY)

STATEMENT OF OPERATIONS

(Inception)
January 1, 2014
to
May 21, 2014

Revenues	$-

Operating expenses:
General and administrative	75,936
Total operating expenses	75,936

Net loss before provision for income taxes	(75,936)

Provision for income taxes	-

Net loss	$(75,936)

Weighted average number of common shares outstanding – basic and diluted	362,903

Net loss per share – basic and diluted	$(0.21)

See Accompanying Notes to Financial Statements

DALA PETROLEUM CORP.

(AN EXPLORATION STAGE COMPANY)

STATEMENT OF CASH FLOWS

(Inception)
January 17, 2014
to
May 21, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(75,936)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in accounts payable – Related Parties	48,625
Increase in accounts payable	27,311
Net cash used in operating activities	-

NET CHANGE IN CASH	-

CASH AT BEGINNING OF PERIOD	-

CASH AT END OF PERIOD	$-

SUPPLEMENTAL NFORMATION
Interest paid	$-
Income taxes paid	$-

NON-CASH INVESTING ACTIVITIES:
Contribution of unproved oil and natural gas properties	$1,898,947

See Accompanying Notes to Financial Statements

DALA PETROLEUM CORP.

(AN EXPLORATION STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

				Deficit
				Accumulated
			Additional	During	Total
	Common Shares		Paid-In	Exploration	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Contributed assets in exchange for common stock	1,000,000	$1,000	$1,897,947	$-	$1,897,947

Net loss	-	-	-	(75,936)	(75,936)

Balance, May 21, 2014	1,000,000	$1,000	$1,897,947	$(75,936)	$1,823,010

See Accompanying Notes to Financial Statements

DALA PETROLEUM CORP.

(an Exploration Stage Company)

Notes to Financial Statements

For the period from inception (January 17, 2014) through May 21, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Dala Petroleum Corp. ("Dala" or the “Company”) was established on January 17, 2014 (Date of Inception). The Company is in the exploration stage and has yet to begin operations. Commencing on the Date of Inception, for the accompanying financial statements, the Company’s sponsors paid expenses, entered into agreements, and began organizing the entity on behalf of the Company. Accordingly, the Balance Sheet and related Statements of Operations, Stockholders’ Equity and Cash Flows reflect activity prior to the Company’s date of incorporation in the state of Nevada as a C-Corporation on March 20, 2014.

The Company has not commenced any significant operations and, in accordance with ASC Topic 915, the Company is considered an exploration stage company.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to exploration stage enterprises, and are expressed in U.S. dollars.

Nature of Operations

The Company is focused on the acquisition and development of oil and natural gas resources in the United States. The Company has not found oil and natural gas resources in potentially commercially exploitable quantities and is engaged in both determining the most advantageous development program and in exploring certain lands in an effort to discover hydrocarbons.  The Company has been in the exploration stage since its formation and has not realized revenues from its planned principal operations.

Use of Estimates

The timely preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Unadjusted quoted prices in active markets that are accessible at measurement date for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and less observable from objective sources.

The Company has no assets that are measured at fair value.

Loss per share

The Company follows ASC Topic 260 to account for the loss per share. Basic loss per common share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing net loss by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

As the Company has incurred losses for the period ended May 21, 2014, the potentially dilutive shares are anti-dilutive and are thus not added into the loss per share calculations.

Oil and natural gas properties

The Company follows the full cost method of accounting for oil and natural gas operations whereby all costs related to the exploration and development of oil and natural gas properties are initially capitalized into a single cost center (“full cost pool”). Such costs include land acquisition costs, a portion of employee salaries related to property development, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition, and exploration activities. Internal salaries are capitalized based on employee time allocated to the acquisition of leaseholds and development of oil and natural gas properties. The Company did not capitalize interest for the period ended May 21, 2014.

Proceeds from property sales will generally be credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. No gain or loss was recognized on any sales during the period.

The Company assesses all items classified as unproved property on a quarterly basis for possible impairment or reduction in value. The assessment includes consideration of the following factors, among others: intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, the assignment of proved reserves, and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to depletion and amortization.

Capitalized costs associated with impaired properties and properties having proved reserves, estimated future development costs, and asset retirement costs under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 410-20-25 are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves. The costs of unproved properties are withheld from the depletion base until such time as they are developed, impaired, or abandoned.

Under the full cost method of accounting, capitalized oil and natural gas property costs less accumulated depletion, net of deferred income taxes, may not exceed a ceiling amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and natural gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, which is tested on a quarterly basis, an impairment is recognized. The present value of estimated future net revenues is computed by applying prices based on a 12-month unweighted average of the oil and natural gas prices in effect on the first day of each month, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.

Revenue recognition

The Company recognizes oil and natural gas revenues from our interests in producing wells when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.

The Company uses the sales method of accounting for balancing of natural gas production and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation.

Asset retirement obligation

ARO reflects the estimated present value of the amount of dismantlement, removal, site reclamation and similar activities associated with the Company's oil and natural gas properties. Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments.

Income Taxes

The Company follows ASC Topic 740 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The net operating loss carryforward for the period ended May 21, 2014 is $75,936.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC Topic 740 only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of May 21, 2014, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on the Company.

Recent Pronouncements

The Company has evaluated the recent accounting pronouncements through May 2014 and believes that none of them will have a material effect on the company’s financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the exploration stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and developing its business plan and incurring startup costs and expenses. As a result, the Company incurred accumulated net losses from Inception (January 17, 2014) through the period ended May 21, 2014 of $75,936. These factors, among others, raise substantial doubt about its ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. Failure to obtain additional financing would have a material adverse effect on our business operations. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

NOTE 3 – OIL AND NATURAL GAS PROPERTIES

As of May 21, 2014 the Company had $1,898,947 in capitalized costs for unproved oil and natural gas properties.

Project Description

The oil and natural gas assets were transferred from a related party to the Company in exchange for 10,000,000 shares of common stock on May 21, 2014. As the leases were transferred to the Company by significant shareholders of the Company, the leases were recorded based on the historical cost basis of the contributing shareholders. The Company has a substantial land position with 80,000 acres over a shallow, conventional oil play in north central Kansas. It is located in a four county area and is geographically defined by the boundaries of the productive North American Rift System. The Company will begin an eight well drilling program with two permitted wells at 12.5% working interests each and six additional wells at 25% working interests each.

NOTE 4 – SHAREHOLDERS’ EQUITY

The Company is authorized to issue 10,000,000 shares of its $0.001 par value common stock.

NOTE 5 – TRANSACTIONS WITH RELATED PARTIES

Accounts payable to related parties for reimbursement of expenses and settlement of current liabilities is $48,625 as of May 21, 2014. Those parties include Chisholm Partners II, LLC and E. Will Gray, the Company’s CEO and Director.

The $1,898,947 of oil and natural gas assets were transferred at cost from a related party to the Company in exchange for 10,000,000 shares of common stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 7 – INCOME TAXES

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provision for income taxes consists of the following as of May 21, 2014:

May 21, 2014
Current Taxes
Federal	-
State	-
Deferred Taxes
Federal	-
State	-
Total Provision	-

The total deferred tax asset is calculated by multiplying a 38.62% federal and state statutory tax rate by the cumulative Net Operating Loss (“NOL”) of $75,936. This Net Operating Loss will begin to expire in 2034 for federal jurisdictions and 2024 for state jurisdictions. The total valuation allowance is equal to the total deferred tax asset.  Accordingly, deferred tax assets total approximately $29,327 as of May 21, 2014.

The tax effects of significant items comprising the Company's net deferred taxes as of May 21, 2014 were as follows:

May 21, 2014
NOL Deferred Tax Asset	$29,327
Valuation allowance	(29,327)
$-

As it is the first year of operations, the valuation allowance increased by the full amount of $29,327.

The income tax provision differs from the amount of income tax determined by applying the federal and state statutory tax rate of 38.62% to pretax income from continuing operations for the period ended May 21, 2014 due to the following:

May 21, 2014
Income tax benefit at U. S. federal statutory rates:	$(25,818)
Expected state taxes, net of federal benefit	(3,509)
Change in valuation allowance	29,327
$-

The Company has no tax positions at May 21, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued relative to unrecognized tax benefits in interest and penalties accrued relative to unrecognized tax benefits in income tax expense. During the period from January 17, 2014 (date of inception) through May 21, 2014 the Company recognized no income tax related interest and penalties. The Company had no accruals for income tax related interest and penalties at May 21, 2014.

The tax year 2014 remains open to examination for federal income tax purposes and by other major taxing jurisdictions to which we are subject.

NOTE 8 – OTHER MATTERS

On January 8, 2014, the Company entered into a non-binding Letter of Intent (the “LOI”) with Westcott Products Corporation (“Westcott”). The LOI is subject to various conditions, including certain funding requirements. The parties continue to work towards a conclusion of the conditions of the LOI to complete the acquisition; however, no assurance can be given that the various conditions of the LOI will be satisfied or that this acquisition will be completed.

Dala Petroleum Corp.

(formerly known as Westcott Products Corporation)

Condensed Consolidated Balance Sheet

(Unaudited)

June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	$1,531,052
Total current assets	1,531,052

Oil and natural gas properties, at cost, using the full cost method of accounting
Unproved	1,898,947

TOTAL ASSETS	$3,429,999

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$16,482
Due to related parties	4,288
Total current liabilities	20,770

Derivative liabilities	817,807

Total liabilities	838,577

Commitments and contingencies

Series A 6% preferred convertible stock, 50,000,000 authorized, $0.01 par, 2,025 issued and outstanding	1,313,956

Stockholders' equity:
Common Stock 50,000,000 shares authorized having a par value of $0.001 per share; 12,500,000 shares issued and outstanding	12,500
Additional paid-in capital	1,604,728
Accumulated deficit	(339,762)
Total stockholders' equity	1,277,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,429,999

See accompanying notes to these unaudited condensed consolidated financial statements.

Dala Petroleum Corp.

(formerly known as Westcott Products Corporation)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended June 30, 2014	Period from Inception (January 17, 2014) to June 30, 2014
Revenues	$-	$-

Operating expenses:
General and administrative	260,151	282,806
Impairment of oil and natural gas properties	43,938	43,938
Total costs and expenses	304,089	326,744

Net loss from operations	(304,089)	(326,744)

Net loss	(304,089)	(326,744)

Dividends on preferred stock	(13,018)	(13,018)
Net loss attributable to common stock	$(317,107)	$(339,762)

Basic and diluted loss per share	$(0.06)	$(0.12)

Weighted average number of shares outstanding - basic and diluted	5,302,198	2,942,073

See accompanying notes to these unaudited condensed consolidated financial statements.

Dala Petroleum Corp.

(formerly known as Westcott Products Corporation)

Condensed Consolidated Statement of Equity

For the Period from Inception (January 17, 2014) to June 30, 2014

(Unaudited)

			Additional
	Common Stock		Paid-in	Accumulated	Total
	Shares	Par Value	Capital	Deficit	Equity

Balance at Inception (January 17, 2014)	-	$-	$-	$-	$-
Contributed assets in exchange for common stock	10,000,000	10,000	1,888,947		1,898,947
Recapitalization from Reverse Merger	2,500,000	2,500	(153,544)		(151,044)
Derivatives related to preferred stock and warrants			(106,763)		(106,763)
Offering costs related to issuance of preferred stock	-	-	(35,000)		(35,000)
Stock-based compensation	-	-	11,088	-	11,088
Dividends on preferred stock	-	-	-	(13,018)	(13,018)
Net loss	-	-	-	(326,744)	(326,744)
Balance, June 30, 2014	12,500,000	$12,500	$1,604,728	$(339,762)	$1,277,466

See accompanying notes to these unaudited condensed consolidated financial statements.

Dala Petroleum Corp.

(formerly known as Westcott Products Corporation)

Condensed Consolidated Statement of Cash Flows

(Unaudited)

Period from Inception (January 17, 2014) to June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(326,744)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of oil and natural gas properties	43,938
Stock-based compensation	11,088
Changes in operating assets and liabilities:
Accounts payable	16,482
Due to related parties	4,288
NET CASH USED IN OPERATING ACTIVITIES	(250,948)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of net liabilities from Westcott in Reverse Merger	(151,044)
Cash paid for oil and natural gas properties	(43,938)
CASH USED IN INVESTING ACTIVITIES	(194,982)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible preferred stock, net of offering costs	1,990,000
Payments of dividends on preferred stock	(13,018)
CASH PROVIDED BY FINANCING ACTIVITIES	1,976,982

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,531,052

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,531,052

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$-
Interest	$-

NONCASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock for oil and natural gas properties	$1,898,947
Derivative liabilities related to preferred stock and warrants	$817,807

See accompanying notes to these unaudited condensed consolidated financial statements.

Dala Petroleum Corp.

(formerly known as Westcott Products Corporation)

Notes to Condensed Consolidated Financial Statements

June 30, 2014

(Unaudited)

NOTE 1 – ORGANIZATION

Westcott Products Corporation (the “Company” or “Westcott”) was incorporated as “Light Tech, Inc.” under the laws of the State of Nevada on May 24, 1984. A subsidiary in the name “Westcott Products Corporation” was organized by us under the laws of the State of Delaware on June 24, 1986, for the purpose of changing our name and domicile to the State of Delaware. On June 27, 1986, we merged with the Delaware subsidiary, with the survivor being Westcott Products Corporation, a Delaware corporation.

NOTE 2 – MERGER

On June 2, 2014, the Company, its newly formed and wholly-owned subsidiary, Dala Acquisition Corp., a Nevada corporation (“Merger Subsidiary”), and Dala Petroleum Corp., a Nevada corporation (“Dala”), executed and delivered an Agreement and Plan of Merger (the “Merger Agreement”), whereby Merger Subsidiary merged with and into Dala, and Dala was the surviving company under the merger and became a wholly-owned subsidiary of Westcott (the “Merger”) on the closing of the Merger.

Effective June 2, 2014, the respective Boards of Directors of Westcott and Dala, along with Westcott, as the sole stockholder of Merger Subsidiary, and Dala’s sole stockholder Chisholm Partners II, LLC, a Louisiana limited liability company (“Chisholm II”) owning 100% of the outstanding voting securities of Dala approved the Merger by written consent, and the Articles of Merger were filed with the Secretary of State of the State of Nevada on such date, which was the effective date of the Merger. Accordingly, Westcott issued 10,000,000 shares of its common stock in exchange for all of the outstanding shares of common stock of Dala, which was distributed to Dala Petroleum’s sole shareholder and was then distributed on a pro rata basis to its members.

Immediately after the Merger, there were 12,500,000 outstanding shares of Westcott common stock, with pre-Merger Westcott stockholders owning 2,500,000 of these shares or approximately 20% of the outstanding voting securities of Westcott; and the members of Dala’s sole stockholder owning approximately 10,000,000 of these shares or approximately 80% of these outstanding voting securities of Westcott.

Several conditions precedent as set forth in the Merger Agreement were completed prior to the Merger. One critical condition precedent set forth in the Merger Agreement was that Westcott would raise no less than $2,000,000 (the minimum offering) from persons who are “accredited investors” in consideration of the issuance (or the conversion) of a minimum of 2,000 shares up to a maximum of 2,500 shares of its Series A 6% Convertible Preferred Stock at the offering price of $1,000 per unit.

On June 3, 2014, the Company sold 2,025 units in the offering. Each unit consisted of one share of Series A 6% Convertible Preferred Stock that is convertible at any time at the option of the Holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested and 1,429 warrants to purchase common shares of the Company at an exercise price of $1.35 with a life of three years as of the “Effective Date, ” defined as the earliest date of the following to occur: (a) the initial registration statement required by the Offering Documents has been declared effective by the United States Securities and Exchange Commission (the “SEC”), (b) all of the underlying shares have been sold pursuant to SEC Rule 144 or may be sold pursuant to SEC Rule 144 without the requirement for the Company to be in compliance with the current public information required under SEC Rule 144 and without volume or manner-of-sale restrictions or (c) following the one year anniversary of June 3, 2014.

Dala possesses rights to engage in oil and natural gas exploration and development on approximately 300 leases in north central Kansas, with total acreage of approximately 80,000 acres (the “Property”). Dala is operating as an early-stage oil exploration company focused on the Property, which has oil potential at depths of less than 6,000 feet.  With the Merger, the Company now has these rights.

Prior to the Merger, Westcott was considered a shell company, as defined in SEC Rule 12b-2. Therefore, for financial reporting purposes, the Merger is being accounted for as a reverse-merger and recapitalization of Dala.

NOTE 3 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared without audit, pursuant to the rules and regulations of the SEC, in accordance with accounting principles generally accepted in the United States of America. The interim financial statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary to present a fair statement of the results for the period.

As discussed above in Note 2, the Company merged with Dala Petroleum Corp., a Nevada corporation (“Dala”) on June 2, 2014 (the “Merger”).   Dala is focused on the acquisition and development of oil and natural gas resources in the United States.  Prior to the Merger, Westcott was considered a shell company, as defined in SEC Rule 12b-2.  For financial reporting purposes, the Merger represents a “reverse merger” rather than a business combination. Consequently, the assets and liabilities and the operations that are reflected in the historical financial statements are those of Dala immediately following the consummation of the reverse merger.

As Dala’s date of Inception was January 17, 2014 (“Inception”), the Condensed Consolidated Statement of Operations, the Condensed Consolidated Statement of Equity and the Condensed Consolidated Statement of Cash Flows include the activity for Dala since that date and the activity of Westcott since June 2, 2014.  Comparative financial statements are not presented, as Dala was not in existence in the prior year.  All share and per-share amounts in these financial statements have been recast to reflect the continuing entity common stock.

Use of Estimates

The timely preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Unadjusted quoted prices in active markets that are accessible at measurement date for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and less observable from objective sources.

Oil and Natural Gas Properties

The Company follows the full cost method of accounting for oil and natural gas operations whereby all costs related to the exploration and development of oil and natural gas properties are initially capitalized into a single cost center (“full cost pool”). Such costs include land acquisition costs, a portion of employee salaries related to property development, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition, and exploration activities. Internal salaries are capitalized based on employee time allocated to the acquisition of leaseholds and development of oil and natural gas properties. The Company did not capitalize interest for the period ended June 30, 2014.

Proceeds from property sales will generally be credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. There were no sales or gains or losses during the period presented.

The Company assesses all items classified as unproved property on a quarterly basis for possible impairment or reduction in value. The assessment includes consideration of the following factors, among others: intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, the assignment of proved reserves, and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to depletion and amortization.  The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

Capitalized costs associated with impaired properties and properties having proved reserves, estimated future development costs, and asset retirement costs under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 410-20-25 are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves. The costs of unproved properties are withheld from the depletion base until such time as they are developed, impaired, or abandoned.

Under the full cost method of accounting, capitalized oil and natural gas property costs less accumulated depletion, net of deferred income taxes, may not exceed a ceiling amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and natural gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, which is tested on a quarterly basis, an impairment is recognized. The present value of estimated future net revenues is computed by applying prices based on a 12-month unweighted average of the oil and natural gas prices in effect on the first day of each month, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.

During the three months ended June 30, 2014, the Company incurred $43,938 in oil and natural gas expenditures, which was one dry hole.  This cost was impaired as of June 30, 2014 and is included within operating expenses in the statement of operations.

As of June 30, 2014, the Company’s oil and natural gas properties of $1,898,947 were all classified as unproved.

Revenue Recognition

The Company recognizes oil and natural gas revenues from our interests in producing wells when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.

The Company uses the sales method of accounting for balancing of natural gas production and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation.

Asset Retirement Obligation

Asset retirement obligation (“ARO”) reflects the estimated present value of the amount of dismantlement, removal, site reclamation and similar activities associated with the Company's oil and natural gas properties. Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments.   As of June 30, 2014, the Company had $0 ARO liability.

Stock-based Compensation

The Company records stock based compensation in accordance with the guidance in ASC 718 which requires the Company to recognize expenses related to the fair value of its employee stock option awards. This requires that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with ASC 718-10 and the conclusions reached by the ASC 505-50. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by ASC 505-50.

Income Taxes

The Company follows ASC Topic 740 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC Topic 740 only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of June 30, 2014, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on the Company.

Loss per Share

The Company follows ASC Topic 260 to account for the loss per share. Basic loss per common share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing net loss by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.  As the Company has incurred losses for the period ended June 30, 2014, the potentially dilutive shares totaling 6,386,582 are anti-dilutive and are thus not added into the loss per share calculations.

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU No. 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for annual reporting periods beginning after December 15, 2016.  Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In June 2014, the FASB issued Accounting Standards Update No. 2014-10 (“ASU No. 2014-10”), which eliminated the definition of a Development Stage Entity and the related reporting requirements. ASU No. 2014-10 is effective for annual reporting periods beginning after December 15, 2014, with early adoption allowed.  The Company chose to adopt ASU No. 2014-10 early, effective in its financial statements for the year ended September 30, 2014.

The company has evaluated all other recent accounting pronouncements and believes that none of them will have a significant effect on the company’s financial statement.

NOTE 5 – RELATED PARTY TRANSACTIONS

On June 2, 2014, the Company issued 10,000,000 shares of its common stock to Chisholm II, Dala’s sole stockholder prior to the Merger, in exchange for oil and natural gas assets.  As the leases were transferred to the Company by the sole shareholder of the Company, the leases were recorded based on the historical cost basis of the contributing shareholder of $1,898,947.

The Company has a service agreement with Chisholm II to use its existing technical exploration team for general and administrative-type services on behalf of the Company.   The Company is obligated to pay Chisholm II $25,000 per month plus expenses for these services.  For the period from Inception to June 30, 2014, the Company paid $65,539 for its services.

In June 2014, the Company entered into an Option Participation Agreement with Chisholm II, whereby Chisholm II granted the Company the option, at the Company’s own election, to participate for up to twenty-five percent (25%) of Chisholm II’s share of each drilling operation in search for oil or gas in the State of Kansas undertaken by Chisholm II.

The Company had general and administrative expenses paid on its behalf by Chisholm II in the amount of $25,178 during the period from Inception to June 30, 2014, which the Company had reimbursed by June 30, 2014.  The Company also had general and administrative expenses paid on its behalf by an officer of the Company in the amount of $12,501. The balance due to the officer is $4,288 as of June 30, 2014.

NOTE 6 – PREFERRED CONVERTIBLE STOCK AND WARRANTS

As discussed above, during the period from Inception through June 30, 2014, the Company sold 2,025 units of Series A 6% Convertible Preferred Stock and related warrants at the price of $1,000 per unit.  Proceeds received totaled $1,990,000 (net of offering costs of $35,000).  Each unit consisted of one share of Series A 6% Convertible Preferred Stock that is convertible at any time at the option of the holder into common stock at the conversion price of $0.70 per common share based on the total dollar amount invested (subject to adjustment) and 1,429 warrants to purchase common shares of the Company at an exercise price of $1.35 for three years of the “Effective Date, ” defined as the earliest date of the following to occur: (a) the initial registration statement required by the Offering Documents has been declared effective by the United States Securities and Exchange Commission (the “SEC”), (b) all of the underlying shares have been sold pursuant to SEC Rule 144 or may be sold pursuant to SEC Rule 144 without the requirement for the Company to be in compliance with the current public information required under SEC Rule 144 and without volume or manner-of-sale restrictions or (c) following the one year anniversary of June 3, 2014.  A total of 2,893,725 warrants were issued. The 6% per annum dividends are cumulative and payable quarterly in cash or, at the Company’s option, in shares of the Company’s common stock.

As the Series A 6% Convertible Preferred Stock is contingently redeemable at a fixed price and such redemption would not be solely within the control of the Company, the preferred stock is classified outside of stockholders’ equity, as “temporary equity” between liabilities and stockholders’ equity on the Company’s condensed consolidated balance sheet.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

On June 2, 2014, the Company issued 10,000,000 shares of its common stock to Chisholm II in exchange for oil and natural gas assets recorded at $1,898,947.

As discussed above, the Company completed a reverse merger with Dala, with Dala being the acquirer for financial reporting purposes.  At the date of the Merger, Westcott had 2,500,000 shares of common stock outstanding, which are now outstanding for the merged Company. The total amount of shares issued and outstanding post-Merger, as of June 30, 2014 was 12,500,000 shares of common stock.

Stock-Based Compensation

On June 2, 2014, the Company granted options to acquire common shares to its Chief Executive Officer and two directors, totaling 600,000 options.  The options have an exercise price of $0.70 per share for terms of six years.  Of the total stock options, 400,000 vest equally over the next four years and 200,000 vest equally over the next two years.  The total fair value of these options at the date of grant was estimated to be $400,087, and was determined using the Black-Scholes option pricing model with an expected lives of 4.25 (four-year vesting) and 3.75 years (two-year vesting), a risk-free interest rate of 1.92%, a dividend yield of 0% and expected volatility of 195%.  The expected terms were determined using the simplified method.  During the period from Inception to June 30, 2014, the Company recorded $11,088 of stock-based compensation expense.

The following is a summary of the status of all of the Company’s stock options as of June 30, 2014 and changes during the period ended on that date:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at January 17, 2014	-	-	-
Granted	600,000	$0.70	5.93
Exercised	-	-	-
Cancelled	-	-	-
Outstanding at June 30, 2014	600,000	$0.70	5.93
Exercisable at June 30, 2014	-	-	-

As of June 30, 2014, the intrinsic value of outstanding stock options was $0.

NOTE 8 – DERIVATIVES

The Series A 6% Convertible Preferred Stock issued by the Company have a full-ratchet down-round provision on the exercise price, in which the investors’ conversion price is adjusted down to the share price of future financings.  Therefore, following ASC 815-40,  the warrants and the conversion feature of the preferred stock are not considered indexed to our own stock, and as such, the fair value of the embedded derivative liabilities are reflected on the balance sheet and all future changes in the fair value of these warrants and the conversion feature of the preferred stock will be recognized currently in earnings in our consolidated statement of operations under the caption “Loss on derivative valuation” until such time as the warrants are exercised or expire and until such time as the preferred stock is converted. The fair value of the conversion features of the preferred stock and the warrants was $661,896.  The fair value of the full-ratchet down-round provision of the preferred stock and warrants was $155,911.  The total derivative valuation as of June 30, 2014 was $817,807.  These amounts were determined using a multi-nominal lattice model with the following assumptions as described below.

Warrants:

•

Three year term

•

Risk-free rate of 0.79% during the three year term

•

Stock price volatility of 152.7%

•

Assumption of future stock offerings by the Company of zero in the first six months of the term and 100% in the next twelve months, with zero probability of being a down round

Conversion Feature on Preferred Stock:

•

Estimated conversion of all preferred shares within 14 months

•

Risk-free rate of 0.37% based on the assumed two years outstanding

•

Stock price volatility of 170.7%

•

Assumption of future stock offerings by the Company of zero in the first six months of the term and 100% in the next twelve months, with zero probability of being a down round

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company, as a lessee of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment.  These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages.  We believe our operations are in substantial compliance with existing requirements of governmental bodies.

NOTE 10 – SUBSEQUENT EVENTS

In July 2014, the Company filed a Form S-1 with the SEC to register 6,988,574 shares of its common stock, consisting of 2,892,858 shares of common stock issuable upon the conversion of the Series A 6% Convertible Preferred Stock, 2,892,858 shares of common stock issuable upon the exercise of warrants, 867,858 shares of common stock reserved for the payment in stock of all dividends of the Series A 6% Convertible Preferred Stock for five years and 335,000 shares of common stock currently held by certain shareholders.

In June 2014, the Board of Directors of the Company, with the consent of a majority of the shareholders, approved the change of the Company name to Dala Petroleum Corp.  The Information Statement was mailed to all shareholders in July 2014. The name change was effective August 29, 2014.

In July 2014, the Company participated in the drilling of an additional oil and gas well, which resulted in a dry hole.  The Company incurred $44,969 in costs towards the well.